FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 15, 2006

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CREDIT SUISSE GROUP Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Credit Suisse Group reports net income of CHF 5.9 billion for 2005

Zurich, February 15, 2006 Credit Suisse Group today reported net income of CHF 5,850 million for the full year 2005, compared to net income of CHF 5,628 million for 2004. Net income for 2005 includes a non-cash charge in the Corporate Center in the fourth quarter of CHF 421 million after tax for certain share-based compensation awards as well as a CHF 624 million after-tax charge in Institutional Securities in the second quarter to increase the reserve for certain private litigation. Fourth-quarter 2005 net income totaled CHF 1,103 million, compared to net income of CHF 959 million in the fourth quarter of 2004 and CHF 1,918 million in the previous quarter. The Group recorded net new assets of CHF 58.4 billion for the full year 2005 and a return on equity of 15.4%. The Board of Directors will propose a dividend of CHF 2.00 per share to the Annual General Meeting on April 28, 2006.

Financial Highlights

in CHF million	12 mths	Change in % vs	4Q2005	Change in %	Change in %
	2005	12 mths 2004		vs 3Q2005	vs 4Q2004

Net revenues	60,632	10	14,218	(8)	10

Total operating expenses	27,954	14	7,703	10	26

Net income	5,850	4	1,103	(42)	15

Return on equity - Group	15.4%	—	11.2%	—	—

Return on equity - Banking	16.2%	—	10.8%	—	—

Return on equity - Winterthur	11.7%	—	11.4%	—	—

Basic earnings per share (in CHF)	5.17	—	0.98	—	—

BIS tier 1 ratio	11.3%	—	—	—	—

Oswald J. Grübel, CEO of Credit Suisse Group, stated, "2005 was a decisive year for Credit Suisse Group, as we merged our banking entities while simultaneously growing our business and delivering improved profitability. In particular, our businesses capitalized on increased client activity to produce stronger revenues."

He added, "Our 2005 results show that we are making good progress in transforming the underlying profitability of our business. Our new integrated structure will help us to further enhance our growth and returns for our shareholders."

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Media Release
February 15, 2006

Credit Suisse Group Banking Business Results

in CHF million		12 mths	Change in % vs	4Q2005	Change in %	Change in %
		2005	12 mths 2004		vs 3Q2005	vs 4Q2004

Private Banking	Net revenues	7,729	8	1,986	(2)	16
	Total op. expenses	4,431	7	1,162	3	17
	Net income	2,647	7	653	(10)	6

Corporate &	Net revenues	3,458	3	861	(2)	7
Retail Banking	Total op. expenses	2,186	7	558	1	17
	Net income	1,069	19	254	(4)	(1)

Institutional	Net revenues	15,102	15	3,622	(16)	25
Securities	Total op. expenses	13,643	20	3,347	(2)	27
	Net income	1,080	(18)	336	(45)	25

Wealth & Asset	Net revenues	5,234	25	1,478	18	44
Management	Total op. expenses	2,687	6	780	14	16
	Net income	663	25	182	80	189

Private Banking reported net income of CHF 653 million in the fourth quarter of 2005, up 6% compared to the fourth quarter of 2004, mainly reflecting improved commissions and fees and trading revenues, partly offset by higher compensation and benefits. Compared to the third quarter of 2005, net income declined 10%, primarily reflecting higher other expenses. In addition, an increase in commissions and fees during the quarter was more than offset by lower trading revenues and lower net interest income. For the full year 2005, Private Banking posted record net income of CHF 2,647 million. This 7% increase versus 2004 was mainly attributable to strong revenues related to the increase in assets under management, higher trading revenues and an increase in brokerage volumes. The gross margin was 123.4 basis points for the fourth quarter of 2005, down 4.8 basis points from the fourth quarter of 2004 and down 7.5 basis points from the previous quarter. The gross margin for the full year 2005 was 129.2 basis points, in line with Private Banking's mid-term target of 130 basis points but down 4.5 basis points from 2004. The cost/income ratio was 58.5% for the fourth quarter of 2005, up 0.7 percentage points versus the fourth quarter of 2004, and was 57.3% for the full year 2005, down 0.5 percentage points versus 2004.

Corporate & Retail Banking recorded net income of CHF 254 million for the fourth quarter of 2005, slightly below the fourth quarter of 2004 and down 4% compared to the previous quarter. Net income for the full year 2005 totaled CHF 1,069 million - a record result. This represents a 19% improvement versus the full year 2004, driven primarily by net releases of provisions for credit losses of CHF 96 million in 2005 compared to net provisions of CHF 122 million in 2004, reflecting the ongoing favorable credit environment. The result also reflects higher net revenues, partially offset by an increase in total operating expenses. In the fourth quarter of 2005, net releases of provisions of CHF 23 million were recorded, compared to net releases of CHF 6 million in the fourth quarter of 2004 and CHF 10 million in the previous quarter. The return on average allocated capital was 19.2% for the fourth quarter of 2005, a decline of 1.6 percentage points from the fourth quarter of 2004. Corporate & Retail Banking achieved a strong return on average allocated capital of 20.7% for the full year 2005, a substantial improvement of 2.7 percentage points compared to 2004.

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Media Release
February 15, 2006

Institutional Securities reported net income of CHF 336 million for the fourth quarter of 2005, an increase of 25% compared to the fourth quarter of 2004. This result reflects a significant rise in investment banking net revenues, driven primarily by increased industry-wide activity. This improvement was offset by higher total operating expenses. Fourth-quarter 2005 net income was positively impacted by certain tax-related items that resulted in a tax benefit of CHF 132 million. Compared to the strong third quarter of 2005, Institutional Securities' net income decreased 45%, due primarily to lower trading revenues in a generally less favorable market environment. For the full year 2005, net income totaled CHF 1,080 million, a decrease of 18% compared to 2004. Excluding the CHF 624 million after-tax charge in the second quarter of 2005 to increase the reserve for certain private litigation matters, net income increased 30% versus the prior year to CHF 1,704 million in 2005. The pre-tax margin (excluding minority interest-related revenues and expenses) was 7.9% for the full year 2005. Excluding the impact of the CHF 960 million pre-tax litigation charge in the second quarter of 2005, the pre-tax margin (excluding minority interest-related revenues and expenses) improved to 14.4% in 2005 from 12.7% in 2004.

Wealth & Asset Management posted net income of CHF 182 million for the fourth quarter of 2005, an increase of 189% compared to the fourth quarter of 2004, due primarily to higher revenues in all key business areas and lower severance costs, offset in part by higher other expenses. Compared to the third quarter of 2005, net income rose 80%, reflecting higher revenues in Alternative Capital and Credit Suisse Asset Management, offset in part by higher other expenses. Net income for the full year 2005 increased 25% to CHF 663 million compared to 2004, mainly reflecting a higher level of investment-related gains in Alternative Capital.

Net New Assets

Net New Assets and Assets under Management (AuM) for the Full Year 2005

in CHF billion	Net New Assets	Total AuM	Change in AuM
	2005	31.12.05	% vs 31.12.04

Private Banking	42.7	659.3	22.3
Corporate & Retail Banking	2.0	57.8	7.2

Institutional Securities	(2.0)	14.5	(4.6)
Wealth & Asset Management 1)	12.5	599.4	26.7

Life & Pensions	3.2	126.0	9.1
Non-Life	n/ a	27.3	13.3

Credit Suisse Group	58.4	1,484.3	21.6

1) Excluding assets managed on behalf of other entities within Credit Suisse Group n/ a: not applicable

Private Banking generated record net new assets of CHF 42.7 billion for the full year 2005, reflecting a high level of inflows across all regions. The resulting growth rate of 7.9% significantly exceeded both its 2004 growth rate of 5.2% and its mid-term target of 5%. In the fourth quarter of 2005, Private Banking recorded net new asset inflows of CHF 8.6 billion. Wealth & Asset Management reported CHF 12.5 billion of net new assets for the full year 2005, reflecting inflows of CHF 6.8 billion in Private Client Services, CHF 4.9 billion in Alternative Capital and CHF 0.8 billion in Credit Suisse Asset Management. Overall, Credit Suisse Group recorded CHF 58.4 billion of net new assets for 2005. The Group’s total assets under management stood at CHF 1,484.3 billion as of December 31, 2005, up 21.6% from December 31, 2004.

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Media Release
February 15, 2006

Insurance Business
Commenting on the insurance business, Oswald J. Grübel stated, "Winterthur achieved good progress in 2005 as it improved its overall financial results and strengthened its operating performance. This underscores the effectiveness of the measures implemented over the past three years to improve Winterthur's performance. I am convinced that Winterthur still has further potential to grow and to enhance its profitability."

Credit Suisse Group Insurance Business Results

in CHF million		12 mths	Change in % vs	4Q2005	Change in %	Change in %
		2005	12 mths 2004		vs 3Q2005	vs 4Q2004

Life & Pensions	Net revenues	18,197	10	3,627	(15)	(8)
	Total op. expenses	1,883	6	412	(33)	0
	Net income	490	(6)	152	58	0

Non-Life	Net revenues	11,688	1	2,890	(2)	2
	Total op. expenses	2,850	(9)	754	3	(23)
	Net income	578	181	126	(34)	—

Life & Pensions recorded net income of CHF 490 million for the full year 2005 as it continued its focus on technical performance, reflected by an improved risk margin, while maintaining good growth dynamics. The 6% decline in net income compared to 2004 was primarily attributable to the adverse net impact after tax and policyholder participations of CHF 61 million related to changes in actuarial assumptions and models in the third quarter of 2005, which strengthened the reserves and reduced insurance-related intangible assets. Total operating expenses increased by 6%, also driven by this effect. Fourth-quarter 2005 net income was stable at CHF 152 million compared to the same period of 2004. For the full year 2005, total business volume grew 5%, or CHF 908 million, compared to the previous year, reflecting strong growth in the deposit business in the UK, Central and Eastern Europe and Japan, and solid growth in gross premiums written in Germany, Spain and the Swiss group life business. Net investment income increased 21% in 2005 compared to 2004, due primarily to significantly higher market appreciation on the underlying assets backing the unit-linked business, which were credited to policyholder account balances.

Non-Life reported net income of CHF 578 million for the full year 2005, compared to net income of CHF 206 million in 2004. This result primarily reflects improved underwriting results and the non-recurrence of the 2004 charge related to the sale of Winterthur International in 2001. In the fourth quarter of 2005, Non-Life posted net income of CHF 126 million, compared to a net loss of CHF 177 million in the fourth quarter of 2004. For the full year 2005, net premiums earned were unchanged compared to 2004, reflecting selective underwriting. The combined ratio fell by 3.5 percentage points due to an overall reduction in claims as well as improvements in cost and claims management. The expense ratio improved slightly to 24.6% for the full year 2005. The net investment return decreased from 4.4% to 4.2% in 2005, primarily reflecting lower realized gains in bonds.

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Media Release
February 15, 2006

Change in Accounting Treatment of Share-Based Compensation Awards
Following recent guidance from and discussions with US Securities and Exchange Commission (SEC) staff through February 10, 2006, regarding the appropriate period over which to expense share-based compensation awards that have a non-competition provision with scheduled vesting beyond an employee’s eligibility for early retirement, Credit Suisse Group changed its accounting treatment of certain share-based compensation awards. As a result, the Group recorded a non-cash charge in the Corporate Center in the fourth quarter of 2005 for certain share-based compensation awards granted in 2005. This resulted in a CHF 630 million increase in banking compensation and benefits and a CHF 421 million reduction in net income for the fourth quarter and full year 2005. This non-cash charge represents an acceleration of compensation expenses that would otherwise have been reflected in future years.

Share Buyback Program
In connection with its share buyback program, as of February 10, 2006, the Group had repurchased 26,152,200 shares in the amount of CHF 1.4 billion.

Dividend Proposal
The Board of Directors of Credit Suisse Group will propose a dividend of CHF 2.00 per share for the financial year 2005 to the Annual General Meeting on April 28, 2006. This compares to a dividend of CHF 1.50 per share for the financial year 2004. If approved by the shareholders at the Annual General Meeting, the dividend will be paid on May 4, 2006.

Outlook
Credit Suisse Group's current outlook for global economic growth and the capital markets is positive. It believes that growth will continue to be robust and that inflation will remain under control, resulting in only moderate rises in interest rates. Provided there are no major adverse geopolitical developments or external events, the Group expects the equity markets to outperform the bond markets, with the US dollar remaining well supported. While oil prices may reach new highs in the early part of 2006, it anticipates that they may trend lower later in the year.

Information
Credit Suisse Media Relations, telephone +41 844 33 88 44, media.relations@credit-suisse.com Credit Suisse Investor Relations, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

For additional information on Credit Suisse Group’s fourth-quarter and full-year 2005 results, please refer to the Group’s Quarterly Report Q4 2005, as well as the Group’s slide presentation for analysts and the press, which are available on the Internet at: www.credit-suisse.com/results

Credit Suisse Group
Credit Suisse Group is a leading global financial services company headquartered in Zurich. Credit Suisse, the banking business of Credit Suisse Group, provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse Group also includes Winterthur, a Swiss general insurer with a focus on international business activities. Credit Suisse Group is active in over 50 countries and employs approximately 63,000 people. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CSR), in New York. Further information about Credit Suisse Group and Credit Suisse can be found at www.credit-suisse.com. Further information about Winterthur can be found at www.winterthur.com.

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Media Release
February 15, 2006

Cautionary Statement Regarding Forward-Looking Information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” "intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

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Media Release
February 15, 2006

Presentation of the fourth-quarter and full-year 2005 results

Analyst and Media Conference

•	February 15, 2006, 10.00 a.m. CET / 9.00 a.m. GMT / 4.00 a.m. EST Credit Suisse Forum St. Peter, Zurich

•	Simultaneous interpreting: German – English, English – German

•	Internet
Live broadcast at: www.credit-suisse.com/results Video playback available approximately 3 hours after the event

•	Telephone
Live audio dial-in on +41 91 610 5600 (Europe), +44 207 107 0611 (UK) and
+1 866 291 4166 (US); ask for “Credit Suisse Group quarterly results”.
Please dial in 10-15 minutes before the start of the presentation

Telephone replay available approximately 1 hour after the event on +41 91 612 4330 (Europe), +44 207 108 6233 (UK) and +1 866 416 2558 (US); conference ID English – 082#, conference ID German – 387#

•	Speakers
Oswald J. Grübel, Chief Executive Officer of Credit Suisse Group Renato Fassbind, Chief Financial Officer of Credit Suisse Group

Credit Suisse Group Letter to Shareholders 2005/Q4

Oswald J. Grübel Walter B. Kielholz Chief Executive Officer Chairman of the Board of Directors

Dear shareholders
2005 was a decisive year for Credit Suisse Group. We merged our two banking entities, Credit Suisse and Credit Suisse First Boston, to create an integrated global bank combining our core businesses of investment banking, private banking and asset management under a single brand. Our new, more efficient structure will provide a solid foundation for our future growth.

While focusing on the implementation of our strategy in 2005, we also succeeded in growing our business. The Group’s banking business benefited from high levels of client activity during the year.

Driven by stronger net revenues, Credit Suisse Group reported improved profitability in 2005. Net income for the full year totaled CHF 5,850 million, up 4% compared to 2004. This includes a non-cash charge in the Corporate Center in the fourth quarter of CHF 421 million after tax for certain share-based compensation awards as well as a CHF 624 million after-tax charge in Institutional Securities in the second quarter to increase the reserve for certain private litigation matters. The Group's return on equity was 15.4%, with a return on equity of 16.2% for the banking business and 11.7% for the insurance business. In the fourth quarter of 2005, the Group's net income totaled CHF 1,103 million, compared to net income of CHF 959 million in the fourth quarter of 2004.

Our 2005 results, which are reported here on the basis of the Group’s organizational structure in 2005, show that we are making good progress in strengthening the underlying profitability of our business. We are convinced that the operational efficiency of our new integrated structure will help us to further enhance our profitability and returns for our shareholders in 2006.

Fourth-quarter and full-year 2005 segment results
In the following discussion, we briefly present our fourth-quarter and full-year 2005 results for our individual banking and insurance segments.

Private Banking provides wealth management products and services to high-net-worth individuals in Switzerland and many other markets around the world.

Private Banking reported record net income of CHF 2,647 million in 2005, up 7% from 2004, primarily reflecting strong revenues related to the increase in assets under management, higher trading revenues and an increase in brokerage volumes. While net revenues remained strong throughout 2005, an increase in operating expenses impacted profitability, particularly in the fourth quarter of 2005. Nonetheless, Private Banking reported net income of CHF 653 million in the fourth quarter, an increase of 6% over the same quarter of 2004. The rise in operating expenses was related mainly to ongoing strategic investments in growth opportunities as well as key business initiatives in growth markets in Asia and the Middle East in 2005. The opening of a new financial consultancy and advisory office in Mumbai in the fourth quarter of 2005 represented another milestone in the implementation of these initiatives.

Private Banking reported excellent net new asset inflows across all regions in 2005, with record net new assets of CHF 42.7 billion, representing a growth rate of 7.9%. In the fourth quarter of 2005, Private Banking generated net new asset inflows of CHF 8.6 billion.

Corporate & Retail Banking, which offers banking products and services to corporate and retail clients in Switzerland, reported net income of CHF 1,069 million in 2005 – a record result. This 19% increase in net income versus 2004 and the significantly improved return on average allocated capital of 20.7% were primarily attributable to net releases of provisions for credit losses of CHF 96 million in 2005 compared to net provisions of CHF 122 million in 2004. The result also reflects higher net revenues, partially offset by an increase in total operating expenses. In the fourth quarter of 2005, Corporate & Retail Banking recorded net income of CHF 254 million, slightly below the fourth quarter of 2004.

The Corporate & Retail Banking segment represents a significant part of our Swiss operations. One of its growth areas in 2005 was the residential mortgages business, where we experienced an increase in volumes of approximately 9%. Even as we become a fully integrated global bank, our Swiss home market continues to make a major contribution to our results.

Institutional Securities provides securities and investment banking services to institutional, corporate and government clients worldwide.

During 2005, Institutional Securities focused on key client segments and its investment banking business benefited from increased levels of market activity. This resulted in higher revenues and further demonstrated its leadership position in key products such as IPOs, leveraged finance, emerging markets, prime brokerage and advanced execution services and reflected the increasing importance of our financial sponsor client base.

Net income for 2005 totaled CHF 1,080 million. Excluding the CHF 624 million after-tax charge in the second quarter of 2005 to increase the reserve for certain private litigation matters, net income for the full year increased 30% to CHF 1,704 million. In the fourth quarter of 2005, Institutional Securities reported net income of CHF 336 million, up 25% from the fourth quarter of 2004. Significant growth in investment banking revenues during the quarter was offset by higher total operating expenses. In addition, net income was positively impacted by certain tax-related items that resulted in a CHF 132 million tax benefit in the fourth quarter of 2005.

Looking at 2005, we can see clear improvements in the development of revenues. Equity underwriting revenues rose 25% versus 2004 – a strong result that was reflected in the league tables, with Credit Suisse ranking first in IPO market share globally and in the Americas, as well as in Europe, Middle East and Africa (EMEA).

Debt underwriting revenues were up 8% in 2005 versus 2004. The leveraged finance franchise remained strong as corporate issuance continued to shift from the high-yield securities market to the syndicated loans market.

In its advisory business, Credit Suisse increased its revenues by 23% over 2004, while improving its rankings to tenth in global announced mergers and acquisitions (up from eleventh in 2004) and to eighth in global completed mergers and acquisitions (up from ninth in 2004).

Total trading revenues grew by 14% year-on-year, reflecting improved results in both fixed income and equity trading. These results highlight improvements in key growth areas including commercial and residential mortgage-backed securities and emerging markets.

Wealth & Asset Management offers international asset management services – including a broad range of investment funds – to institutional and private investors. It also provides financial advisory services to wealthy individuals and corporate clients.

In the Wealth & Asset Management segment, we reported strong net income of CHF 663 million for 2005. This 25% increase over the prior year was mainly attributable to higher investment-related gains in Alternative Capital. Net new assets grew by CHF 10.2 billion versus 2004 to CHF 12.5 billion. In the fourth quarter of 2005, Wealth & Asset Management benefited from higher revenues in all key business areas, with net income of CHF 182 million compared to CHF 63 million in the fourth quarter of 2004.

Integration of the banking businesses
January 1, 2006, marked the official launch of Credit Suisse’s integrated global structure. The integrated organization now operates under a single brand, providing us with a solid foundation from which we can better serve our clients and respond effectively to the challenges that our industry will face in the future. We expect to generate significant revenue growth and cost synergies in the coming years as a result of the integration.

At our Investor Day presentation in December 2005, we stated that Credit Suisse Group aims to achieve total pre-tax benefits from revenue growth and cost synergies of CHF 1.3 billion in 2008, which would result in a positive net income benefit of around CHF 1.0 billion.

As an integrated bank, we are committed to delivering our combined experience and expertise to our clients by drawing on our tradition of innovation across our businesses and regions. With global divisions dedicated to investment banking, private banking and asset management, we can now provide more comprehensive solutions for our clients, create synergies for revenue growth, increase efficiencies and grow shareholder value. Our regional structure enables us to leverage our resources and to develop cross-divisional strategies that span the Americas, Asia Pacific, Europe, Middle East and Africa (EMEA) and Switzerland.

We will continue to develop strong bases in the home markets of our Investment Banking, Private Banking and Asset Management businesses. In the US – historically the home market of our Investment Banking business – we serve corporate and institutional clients and offer comprehensive advice and products for high-net-worth private clients. In Switzerland, Private Banking and our private client and business banking activities play a key role in the integrated Credit Suisse.

Expanding into new markets is nevertheless an important focus of our growth strategy for Credit Suisse. In Investment Banking, our growth markets are in selected countries in Latin America, Europe and Asia. We will continue to develop our business, particularly in those countries where we have established expertise in a wide range of products. In Private Banking, we are also targeting Asia, the Middle East, Europe and Latin America, where we expect to see significant wealth creation in the coming years. To strengthen our local market presence, we are establishing hubs in important regional centers and expanding our local footprint in key strategic locations. In Asset Management, we have a strong global presence and will further enhance our position by expanding our footprint in Asia in key markets where we see significant opportunities.

Winterthur
Our insurance business, Winterthur, achieved good progress in 2005 as it further strengthened its overall financial results and operating performance. Life & Pensions recorded net income of CHF 490 million for the full year 2005 as it continued its focus on technical performance, reflected by an improved risk margin, while maintaining good growth dynamics. The 6% decline in net income compared to 2004 was primarily attributable to the adverse impact of a change in actuarial models and assumptions. Fourth-quarter 2005 net income was stable at CHF 152 million compared to the fourth quarter of 2004. In Non-Life, net income increased from CHF 206 million in 2004 to CHF 578 million in 2005. This improvement was driven partly by the non-recurrence of the after-tax charge of CHF 242 million recorded in the fourth quarter of 2004 to increase provisions for contingencies related to the sale of Winterthur International in 2001. Other important drivers were improved underwriting results and our favorable claims experience, which contributed to an unusually low combined ratio. For the fourth quarter of 2005, Non-Life posted net income of CHF 126 million, compared to a net loss of CHF 177 million in the same period of last year. Adjusting for the above-mentioned charge of CHF 242 million, the improvement in profitability was still substantial. The main factors contributing to this improvement were a favorable claims experience and strict cost and claims management.

Change in accounting treatment of share-based compensation awards
Following recent guidance from and discussions with US Securities and Exchange Commission (SEC) staff through February 10, 2006, regarding the appropriate period over which to expense share-based compensation awards that have a non-competition provision with scheduled vesting beyond an employee’s eligibility for early retirement, Credit Suisse Group announced a change to its accounting treatment of certain share-based compensation awards on February 13, 2006. As a result, the Group recorded a non-cash charge in the Corporate Center in the fourth quarter of 2005 for certain share-based compensation awards granted in 2005. This resulted in a CHF 630 million increase in banking compensation and benefits and a CHF 421 million reduction in net income for the fourth quarter and full year 2005. This non-cash charge represents an acceleration of compensation expenses that would otherwise have been reflected in future years.

Dividend proposal
Our priority is clear: we want to generate long-term value for our shareholders by offering superior service to our clients and by securing a leading position in our industry. At the same time, we are committed to balancing our long-term targets with the short-term expectations of our shareholders. Accordingly, as of February 10, 2006, we had repurchased 26,152,200 shares with a value of CHF 1.4 billion in connection with our share buyback program. We maintained strong capital ratios in 2005 and reported a consolidated BIS tier 1 ratio of 11.3% at year-end 2005. Credit Suisse Group is also committed to maintaining a competitive dividend policy. The Board of Directors of Credit Suisse Group will propose a dividend of CHF 2.00 per share for the financial year 2005 to the Annual General Meeting on April 28, 2006. This compares to a dividend of CHF 1.50 per share for the financial year 2004. If approved by the shareholders at the Annual General Meeting, the dividend will be paid on May 4, 2006.

Outlook
Our current outlook for global economic growth and the capital markets is positive. We believe that growth will continue to be robust and that inflation will remain under control, resulting in only moderate rises in interest rates. Provided there are no major adverse geopolitical developments or external events, we expect the equity markets to outperform the bond markets, with the US dollar remaining well supported. While oil prices may reach new highs in the early part of 2006, we anticipate that they may trend lower later in the year.

Yours sincerely

Walter B. Kielholz Oswald J. Grübel Chairman of the Board of Directors Chief Executive Officer

February 2006

Net income/(loss)
				12 months

in CHF m	4Q2005	3Q2005	4Q2004	2005	2004

Private Banking	653	728	616	2,647	2,473
Corporate & Retail Banking	254	264	257	1,069	901
Institutional Securities	336	612	269	1,080	1,313
Wealth & Asset Management	182	101	63	663	530
Life & Pensions	152	96	152	490	522
Non-Life	126	190	(177)	578	206
Corporate Center	(600)	(73)	(221)	(677)	(317)

Credit Suisse Group	1,103	1,918	959	5,850	5,628

Net revenues
				12 months

in CHF m	4Q2005	3Q2005	4Q2004	2005	2004

Private Banking	1,986	2,021	1,717	7,729	7,170
Corporate & Retail Banking	861	879	803	3,458	3,348
Institutional Securities 1)	3,622	4,303	2,906	15,102	13,120
Wealth & Asset Management 2)	1,478	1,250	1,028	5,234	4,202
Life & Pensions	3,627	4,246	3,939	18,197	16,618
Non-Life	2,890	2,937	2,835	11,688	11,533
Corporate Center	(246)	(218)	(333)	(776)	(852)

Credit Suisse Group	14,218	15,418	12,895	60,632	55,139

1) Including CHF 86 million, CHF 85 million, CHF -13 million, CHF 379 million and CHF 128 million in 4Q2005, 3Q2005, 4Q2004, 12 months 2005 and 12 months 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation.
2) Including CHF 468 million, CHF 438 million, CHF 256 million, CHF 1,695 million and CHF 960 million in 4Q2005, 3Q2005 and 4Q2004, 12 months 2005 and 12 months 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation.

Highlights of 2005

In 2005, Credit Suisse Group merged its two banking entities, Credit Suisse and Credit Suisse First Boston, to create an integrated global bank combining its core businesses of investment banking, private banking and asset management.

The integrated global structure was launched on January 1, 2006, and a new brand was implemented.

The Private Banking segment reported record net income of CHF 2,647 million in 2005. Net new assets totaled CHF 42.7 billion for the full year, reflecting excellent inflows across all regions.

Credit Suisse continued to build its global Private Banking presence throughout 2005 and invested in key international markets, especially in Asia and the Middle East.

The Swiss-based Corporate & Retail Banking business generated net income of CHF 1,069 million for 2005. This record result was primarily attributable to a favorable credit environment and good net revenues.

Institutional Securities focused on key client segments in 2005. Net income for the full year totaled CHF 1,080 million.

The segment achieved higher revenues and gains in market share in key products such as IPOs, leveraged finance, emerging markets, prime brokerage and advanced execution services in 2005.

The Wealth & Asset Management segment posted strong net income of CHF 663 million for 2005, mainly reflecting higher investment-related gains in Alternative Capital.

The insurance business, Winterthur, achieved good progress in 2005 as it improved its overall financial results and strengthened its operating performance.

Consolidated statements of income (unaudited)
						12 months

in CHF m	4Q2005	3Q2005	4Q2004	Change in % from 3Q2005	Change in % from 4Q2004	2005	2004	Change in % from 2004

Interest and dividend income	11,562	10,439	7,710	11	50	40,928	30,953	32
Interest expense	(9,131)	(7,624)	(4,960)	20	84	(29,335)	(19,006)	54

Net interest income	2,431	2,815	2,750	(14)	(12)	11,593	11,947	(3)

Commissions and fees	4,098	3,797	3,289	8	25	14,617	13,577	8
Trading revenues	1,811	2,953	1,400	(39)	29	7,507	4,559	65
Realized gains/(losses) from investment securities, net	259	370	298	(30)	(13)	1,489	1,143	30
Insurance net premiums earned	4,558	4,439	4,519	3	1	20,970	20,580	2
Other revenues	1,061	1,044	639	2	66	4,456	3,333	34

Total noninterest revenues	11,787	12,603	10,145	(6)	16	49,039	43,192	14

Net revenues	14,218	15,418	12,895	(8)	10	60,632	55,139	10

Policyholder benefits, claims and dividends	4,836	5,619	5,402	(14)	(10)	23,569	22,295	6
Provision for credit losses	(27)	(48)	(127)	(44)	(79)	(140)	78	–

Total benefits, claims and credit losses	4,809	5,571	5,275	(14)	(9)	23,429	22,373	5

Insurance underwriting, acquisition and administration expenses	986	1,269	962	(22)	2	4,307	4,103	5
Banking compensation and benefits	3,982	3,595	2,634	11	51	13,971	11,951	17
Other expenses	2,732	2,109	2,501	30	9	9,672	8,395	15
Restructuring charges	3	0	8	–	(63)	4	85	(95)

Total operating expenses	7,703	6,973	6,105	10	26	27,954	24,534	14

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	1,706	2,874	1,515	(41)	13	9,249	8,232	12

Income tax expense	86	433	312	(80)	(72)	1,356	1,421	(5)
Minority interests, net of tax	511	510	255	0	100	2,030	1,127	80

Income from continuing operations before cumulative effect of accounting changes	1,109	1,931	948	(43)	17	5,863	5,684	3

Income/(loss) from discontinued operations, net of tax	(6)	(13)	11	(54)	–	(27)	(50)	(46)
Cumulative effect of accounting changes, net of tax	0	0	0	–	–	14	(6)	–

Net income	1,103	1,918	959	(42)	15	5,850	5,628	4

Return on equity - Group	11.2%	20.1%	10.6%	–	–	15.4%	15.9%	–

Earnings per share in CHF
Basic earnings per share	0.98	1.67	0.82	–	–	5.17	4.80	–
Diluted earnings per share	0.95	1.63	0.80	–	–	5.02	4.75	–

Credit Suisse Group financial highlights
						12 months

in CHF m, except where indicated	4Q2005	3Q2005	4Q2004	Change in % from 3Q2005	Change in % from 4Q2004	2005	2004	Change in % from 2004

Consolidated income statement
Net revenues	14,218	15,418	12,895	(8)	10	60,632	55,139	10
Income from continuing operations before cumulative effect of accounting changes	1,109	1,931	948	(43)	17	5,863	5,684	3
Net income	1,103	1,918	959	(42)	15	5,850	5,628	4

Return on equity
Return on equity - Group	11.2%	20.1%	10.6%	–	–	15.4%	15.9%	–
Return on equity - Banking	10.8%	22.7%	14.1%	–	–	16.2%	17.8%	–
Return on equity - Winterthur	11.4%	11.9%	(1.2%)	–	–	11.7%	9.2%	–

Earnings per share
Basic earnings per share in CHF	0.98	1.67	0.82	–	–	5.17	4.80	–
Diluted earnings per share in CHF	0.95	1.63	0.80	–	–	5.02	4.75	–

Net new assets in CHF bn	7.8	19.0	3.5	–	–	58.4	32.9	–

in CHF m, except where indicated	31.12.05	30.09.05	31.12.04	Change in % from 30.09.05	Change in % from 31.12.04

Assets under management in CHF bn	1,484.3	1,404.6	1,220.7	5.7	21.6

Consolidated balance sheet
Total assets	1,339,052	1,326,755	1,089,485	1	23
Shareholders' equity	42,118	38,634	36,273	9	16

Consolidated BIS capital data
Risk-weighted assets	232,891	239,604	199,249	(3)	17
Tier 1 ratio	11.3%	11.1%	12.3%	–	–
Total capital ratio	13.7%	13.9%	16.6%	–	–

Number of employees
Switzerland - banking segments	20,194	20,030	19,558	1	3
Switzerland - insurance segments	5,928	5,983	6,147	(1)	(4)
Outside Switzerland - banking segments	24,370	23,313	21,606	5	13
Outside Switzerland - insurance segments	13,031	13,460	13,221	(3)	(1)

Number of employees (full-time equivalents)	63,523	62,786	60,532	1	5

Stock market data
Market price per registered share in CHF	67.00	57.30	47.80	17	40
Market price per American Depositary Share in USD	50.95	44.48	42.19	15	21
Market capitalization	75,399	62,181	53,097	21	42
Market capitalization in USD m	57,337	48,269	46,865	19	22
Book value per share in CHF	37.43	35.60	32.65	5	15

Shares outstanding	1,125,360,183	1,085,178,424	1,110,819,481	4	1

Additional information
For additional information on Credit Suisse Group’s fourth-quarter and full-year 2005 results, please refer to the Group’s Quarterly Report Q4 2005, as well as the Group’s slide presentation for analysts and the press, which are available on the Internet at: www.credit-suisse.com/results.

The Quarterly Report (English only) can be ordered at

Credit Suisse ULLM 2 Uetlibergstrasse 231 8070 Zurich Fax: +41 44 332 7294

Photographs taken by John Wildgoose
Cover: Sean A. Dillon, Equity Sales (New York)
Page 4: Baoming Ma, Product Control (New York)
Page 5: Max Galka, CMOs (New York)

Cautionary Statement Regarding Forward-Looking Information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

CREDIT SUISSE GROUP Paradeplatz 8 CH-8070 Zurich Switzerland www.credit-suisse.com

5520204 English

Credit Suisse Group Quarterly Report 2005/Q4

Credit Suisse Group financial highlights
						12 months

in CHF m, except where indicated	4Q2005	3Q2005	4Q2004	Change in % from 3Q2005	Change in % from 4Q2004	2005	2004	Change in % from 2004

Consolidated income statement
Net revenues	14,218	15,418	12,895	(8)	10	60,632	55,139	10
Income from continuing operations before cumulative effect of accounting changes	1,109	1,931	948	(43)	17	5,863	5,684	3
Net income	1,103	1,918	959	(42)	15	5,850	5,628	4

Return on equity
Return on equity - Group	11.2%	20.1%	10.6%	–	–	15.4%	15.9%	–
Return on equity - Banking	10.8%	22.7%	14.1%	–	–	16.2%	17.8%	–
Return on equity - Winterthur	11.4%	11.9%	(1.2%)	–	–	11.7%	9.2%	–

Earnings per share
Basic earnings per share in CHF	0.98	1.67	0.82	–	–	5.17	4.80	–
Diluted earnings per share in CHF	0.95	1.63	0.80	–	–	5.02	4.75	–

Net new assets in CHF bn	7.8	19.0	3.5	–	–	58.4	32.9	–

in CHF m, except where indicated	31.12.05	30.09.05	31.12.04	Change in % from 30.09.05	Change in % from 31.12.04

Assets under management in CHF bn	1,484.3	1,404.6	1,220.7	5.7	21.6

Consolidated balance sheet
Total assets	1,339,052	1,326,755	1,089,485	1	23
Shareholders' equity	42,118	38,634	36,273	9	16

Consolidated BIS capital data
Risk-weighted assets	232,891	239,604	199,249	(3)	17
Tier 1 ratio	11.3%	11.1%	12.3%	–	–
Total capital ratio	13.7%	13.9%	16.6%	–	–

Number of employees
Switzerland - banking segments	20,194	20,030	19,558	1	3
Switzerland - insurance segments	5,928	5,983	6,147	(1)	(4)
Outside Switzerland - banking segments	24,370	23,313	21,606	5	13
Outside Switzerland - insurance segments	13,031	13,460	13,221	(3)	(1)

Number of employees (full-time equivalents)	63,523	62,786	60,532	1	5

Stock market data
Market price per registered share in CHF	67.00	57.30	47.80	17	40
Market price per American Depositary Share in USD	50.95	44.48	42.19	15	21
Market capitalization	75,399	62,181	53,097	21	42
Market capitalization in USD m	57,337	48,269	46,865	19	22
Book value per share in CHF	37.43	35.60	32.65	5	15

Shares outstanding	1,125,360,183	1,085,178,424	1,110,819,481	4	1

Cover: Sean A. Dillon, Equity Sales (New York). Photographer: John Wildgoose

Contents

Credit Suisse Group
Contents
Dear shareholders, clients and colleagues
Banking segments
Winterthur
Creating benefits as an integrated global bank
Outlook
Credit Suisse Group
Factors affecting results of operations
Summary of segment results
Credit Suisse Group consolidated results
Total benefits, claims and credit losses
Total operating expenses
Income tax expense
Minority interests
Equity capital
Net new assets
Further guidance on accounting for share-based awards
Dividend proposal
Credit Suisse Group structure
Risk Management
Economic Risk Capital trends
Trading risks
Loan exposure
Private Banking
Corporate & Retail Banking
Institutional Securities
Wealth & Asset Management
Life & Pensions
Non-Life
Investments for Life & Pensions and Non-Life
Condensed consolidated financial statements – Credit Suisse Group
Consolidated statements of income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated statements of changes in shareholders’ equity (unaudited)
Comprehensive income (unaudited)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows – continued (unaudited)
Notes to the condensed consolidated financial statements – unaudited
Summary of significant accounting policies
Basis of presentation
Share-based compensation
New accounting pronouncements
Standards to be adopted in future periods
Segment Reporting
Interest and dividend income and interest expense
Trading activities
Commissions and fees
Loans
Restructuring liabilities
Accumulated other comprehensive income
Earnings per share
Pension
Guarantees and commitments
Guarantees
Other commitments
Variable interest entities
Collateralized debt obligations
Commercial paper conduits
Financial intermediation
Litigation
Foreign currency translation rates
Information for investors
Enquiries
Cautionary statement regarding forward-looking information

Oswald J. Grübel Chief Executive Officer Credit Suisse Group

Dear shareholders, clients and colleagues

2005 was a decisive year for Credit Suisse Group. We merged our two banking entities, Credit Suisse and Credit Suisse First Boston, to create an integrated global bank combining our core businesses of investment banking, private banking and asset management under a single brand. Our new structure is the foundation for our future growth.

While focusing on the implementation of our strategy in 2005, we also succeeded in growing our business. In particular, the Group’s banking business benefited from high levels of client activity during the year. Driven by stronger net revenues, Credit Suisse Group reported improved profitability in 2005. Net income for the full year totaled CHF 5,850 million, up 4% compared to 2004. This includes a non-cash charge in the fourth quarter of 2005 of CHF 421 million after tax relating to a change in the Group’s accounting for share-based awards as well as a CHF 624 million after-tax charge in Institutional Securities in the second quarter of 2005 to increase the reserve for certain private litigation matters. The Group's return on equity decreased to 15.4% from 15.9% in 2004, with a return on equity of 16.2% for the banking business and 11.7% for the insurance business. In the fourth quarter of 2005, the Group's net income totaled CHF 1,103 million, compared to net income of CHF 959 million in the fourth quarter of 2004.

Our 2005 results show that we are making good progress in strengthening the underlying profitability of our business. I am convinced that our new integrated structure will help us further enhance our profitability and returns for our shareholders.

Banking segments
Private Banking reported strong revenues - related to the increase in assets under management, higher trading revenues and an increase in brokerage volumes – as well as excellent inflows of net new assets across all regions in 2005. Its full-year net income was a record CHF 2,647 million, up 7% from 2004. In the fourth quarter of 2005, Private Banking reported net income of CHF 653 million, an increase of 6% compared to the fourth quarter of 2004. Net new assets for the year totaled CHF 42.7 billion, representing a strong growth rate of 7.9%. We continued to build our global Private Banking presence throughout 2005 and invested in key international markets, especially in Asia and the Middle East. During the fourth quarter of 2005, Private Banking’s net revenues remained at the same high level as in the previous quarter, supported by sound asset-based revenues. Fourth-quarter 2005 operating expenses increased mainly due to ongoing investments in strategic growth markets.

Our Swiss-based Corporate & Retail Banking business achieved a record result for 2005, with net income of CHF 1,069 million – an increase of 19% compared to the previous year. Its return on average allocated capital was 20.7%, compared to 18.0% in 2004. The main factors contributing to this strong performance were a favorable credit environment and good net revenues, which benefited from an improved level of commissions and fees. Although net income improved for the full year, fourth-quarter 2005 net income was slightly below the fourth quarter of 2004.

During 2005, Institutional Securities focused on key client segments and benefited from increased levels of market activity. This resulted in higher revenues and gains in market share in key products such as initial public offerings, leveraged finance, prime brokerage and advanced execution services. Net income for 2005 totaled CHF 1,080 million. Excluding the CHF 624 million after-tax charge in the second quarter of 2005 to increase the reserve for certain private litigation matters, net income for the full year increased 30% to CHF 1,704 million. In the fourth quarter of 2005, Institutional Securities reported net income of CHF 336 million, a 25% increase from the fourth quarter of 2004. Significant growth in investment banking revenues during the quarter was offset by higher operating expenses.

In Wealth & Asset Management, we reported strong net income of CHF 663 million for 2005. This 25% increase over the prior year was mainly attributable to higher investment-related gains in Alternative Capital. Net new assets for the year totaled CHF 11.5 billion, a CHF 8.9 billion increase compared to 2004. In the fourth quarter of 2005, Wealth & Asset Management benefited from higher revenues in all key business areas, with net income of CHF 182 million compared to CHF 63 million in the fourth quarter of 2004.

Winterthur
Winterthur, our insurance business, achieved good progress in 2005 as it further strengthened its overall financial results and operating performance. Life & Pensions continued its focus on technical performance, reflected by an improved risk margin, while maintaining good growth dynamics. For the full year 2005, Life & Pensions reported net income of CHF 490 million. This 6% decrease compared to 2004 was primarily attributable to specific effects related to taxes and changes in actuarial models and assumptions. Fourth-quarter 2005 net income was stable at CHF 152 million compared to the fourth quarter of 2004. In Non-Life, net income for 2005 increased from CHF 206 million to CHF 578 million. This improvement was partly driven by the after-tax charge of CHF 242 million booked in the fourth quarter of 2004 to increase provisions for contingencies related to the sale of Winterthur International in 2001. Other important drivers were improved underwriting results and lower claims, which contributed to a substantially lower combined ratio. For the fourth quarter of 2005, Non-Life posted net income of CHF 126 million compared to a net loss of CHF 177 million, including the above-mentioned charge, in the same period of last year. The main factors contributing to this substantial improvement were a favorable claims experience and continued strict cost and claims management.

Creating benefits as an integrated global bank
We launched the newly integrated global structure of Credit Suisse on January 1, 2006, and expect to generate significant revenue growth and cost synergies from the integration in the coming years. At our Investor Day in December 2005, we stated that Credit Suisse Group aims to achieve total pre-tax benefits from revenue growth and cost synergies of CHF 1.3 billion in 2008, which should result in a positive net income benefit of around CHF 1.0 billion. Our priority is clear: we want to generate value for our shareholders by offering superior service to our clients and by securing a leading position in our industry. At the same time, we are committed to balancing our long-term targets with the short-term expectations of our shareholders. Accordingly, as of February 10, 2006, we had repurchased 26,152,200 shares in the amount of CHF 1.4 billion under our share buyback program. We maintained strong capital ratios with a consolidated BIS tier 1 ratio of 11.3% at year-end 2005. Credit Suisse Group is also committed to a competitive dividend policy. The Board of Directors of Credit Suisse Group will therefore propose a dividend of CHF 2.00 per share for 2005 to the Annual General Meeting on April 28, 2006. This compares to a dividend of CHF 1.50 per share for the previous year.

Outlook
Our current outlook for global economic growth and the capital markets is positive. We believe that growth will continue to be robust and that inflation will remain under control, resulting in only moderate increases in interest rates. Provided there are no major adverse geopolitical developments or external events, we expect the equity markets to outperform the bond markets, with the US dollar remaining well supported. While oil prices may reach new highs in the early part of 2006, we anticipate that they will trend lower later in the year.

Yours sincerely

Oswald J. Grübel February 2006

Credit Suisse Group

Credit Suisse Group recorded net income of CHF 1,103 million in the fourth quarter of 2005, an increase of CHF 144 million, or 15%, from net income of CHF 959 million in the fourth quarter of 2004. Net income for the full year 2005 was CHF 5,850 million, an increase of CHF 222 million, or 4%, compared to the full year 2004. The Group’s fourth-quarter results reflect increased net income in Private Banking, Institutional Securities, Wealth & Asset Management and Non-Life, while net income in Corporate & Retail Banking was slightly lower and Life & Pensions net income remained flat compared to the fourth quarter of 2004. Net income was adversely affected by a change in the Group’s accounting for share-based awards. See “Further guidance on accounting for share-based awards.”

Factors affecting results of operations

The market environment in the fourth quarter of 2005 was generally favorable but certain sectors were more challenging than in the third quarter of 2005. The insurance segments continued to be challenged by the sustained low interest rate environment despite the recent interest rate increases.

The US economy remained resilient despite higher energy prices, an increase in corporate bankruptcies early in the quarter and higher-than-expected consumer and producer price indices. The main US equity markets recorded gains of 2% to 3% during the quarter. In Europe, the Swiss Market Index increased 16% during the quarter and the other main European equity markets showed solid gains, despite sluggish economic growth and the uncertainty generated during the election of the new German Chancellor. China continues to lead the economic growth in Asia and the revival of the Japanese economy continued through the end of the year.

The US Federal Reserve continued to increase short-term interest rates, raising short-term rates to 4.25% in December 2005. The yield curve continued to flatten and became inverted at the end of 2005, with long-term interest rates falling below short-term rates. Despite worries about Europe's fragile economic recovery, the European Central Bank raised its benchmark interest rate for the first time in five years, motivated by inflation fears. Both the Bank of England and Japan kept benchmark rates stable during the quarter. Credit spreads in the US widened slightly in response to the flatter Treasury curve, creating less favorable trading conditions in the quarter. Stronger-than-expected global economic and corporate earnings growth contributed to healthy underwriting activity in the quarter. The Swiss franc closed largely flat against the US dollar compared to the beginning of the fourth quarter of 2005, however, significant volatility was seen during the quarter.

The global credit environment remained favorable for lenders, with a corresponding positive impact on the Group’s provision for credit losses.

Industry-wide volume of announced mergers and acquisitions in the fourth quarter of 2005 was higher than in the fourth quarter of 2004. The volume of announced mergers and acquisitions transactions during the quarter reached the highest level since the third quarter of 2000, driven by easy access to capital and strong activity by financial sponsors. Activity in global mergers and acquisitions during 2005 was at its highest level since 2000, with strong contributions from the US, Europe and Asia.

Equity underwriting volumes in the fourth quarter of 2005 continued to strengthen with an increase in industry-wide equity capital markets activity compared to the fourth quarter of 2004 and to the prior quarter. Global equity capital markets volume in 2005 reached its highest level in five years driven by significant increases in IPO activity in both Europe and Asia.

Industry-wide volumes for debt issuance in the fourth quarter of 2005 increased compared to the fourth quarter of 2004 and to the previous quarter. However, high-yield debt saw volume declines versus both periods, while investment grade debt volumes increased only slightly. After a record-setting 2004, global high-yield corporate debt issuance declined considerably in 2005, posting three consecutive quarters of fewer than 100 issues per period, the longest stretch since early 2003. Although global investment grade debt issuance volume in 2005 marked a new annual high, quarterly volumes declined steadily throughout the year.

Summary of segment results

Private Banking reported net income of CHF 653 million in the fourth quarter of 2005, compared to CHF 616 million in the fourth quarter of 2004. For the full year 2005, net income was CHF 2,647 million, an increase of CHF 174 million, or 7%, compared to the full year 2004. Both fourth-quarter and full-year net revenues were driven by higher commissions and fees and increased trading revenues, reflecting higher assets under management and higher client transaction volume, which were partially offset by higher compensation and benefits reflecting growth initiatives in key markets and higher performance-related compensation.

Corporate & Retail Banking reported net income of CHF 254 million in the fourth quarter of 2005, slightly lower compared to the fourth quarter of 2004. For the full year 2005, net income was CHF 1,069 million, an increase of CHF 168 million, or 19%, compared to the full year 2004. Fourth-quarter 2005 net revenues were driven by higher trading revenues and increased net interest income compared to the fourth quarter of 2004, while net revenues for the full year 2005 benefited from increased commissions and fees and higher trading revenues. Higher net income in both the fourth quarter of 2005 and full year 2005 reflected releases of credit provisions and higher compensation and benefits.

Institutional Securities reported net income of CHF 336 million in the fourth quarter of 2005, an increase of CHF 67 million, or 25%, compared to the fourth quarter of 2004, reflecting higher net revenues, including a significant increase in investment banking revenues, which was offset by an increase in total operating expenses, both compensation and benefits and other expenses. In addition, the fourth-quarter net income was positively impacted by certain tax-related items that resulted in a tax benefit of CHF 132 million. For the full year 2005, Institutional Securities reported net income of CHF 1,080 million, a decrease of CHF 233 million, or 18%, compared to the full year 2004. This result includes a second-quarter 2005 after-tax charge of CHF 624 million, to increase the reserve for certain private litigation matters.

Wealth & Asset Management reported net income of CHF 182 million in the fourth quarter of 2005, an increase of CHF 119 million, or 189%, compared to the fourth quarter of 2004, with increased revenues in all key business areas. For the full year 2005, net income was CHF 663 million, an increase of CHF 133 million, or 25%, driven primarily by higher investment-related gains.

Both Institutional Securities and Wealth & Asset Management maintained a disciplined approach to compensation expenses. The compensation to revenue ratio for the combined segments (excluding minority interest revenues) was 51.9% in the fourth quarter of 2005, compared to 52.9% in the fourth quarter of 2004 and 51.9% in the third quarter of 2005. For the full year 2005, the compensation to revenue ratio for the combined segments (excluding minority interest revenues) was 51.9%, compared to 53.1% for the full year 2004.

Life & Pensions reported net income of CHF 152 million in the fourth quarter of 2005, unchanged compared to the fourth quarter of 2004. In 2005, Life & Pensions continued its focus on technical performance, reflected by an improved risk margin, while maintaining good growth dynamics, reporting net income of CHF 490 million. The decrease of CHF 32 million, or 6%, compared to 2004 was primarily attributable to the adverse impact of a change in actuarial assumptions and models of CHF 61 million after tax and policyholder participations. In addition, net income in 2005 included an increase in the valuation of deferred tax assets (by decreasing the related valuation allowance) in relation to tax loss carry-forwards created in prior years.

Non-Life reported net income of CHF 126 million in the fourth quarter of 2005, compared to a net loss of CHF 177 million in the fourth quarter of 2004, which included a charge of CHF 242 million after tax related to the sale of Winterthur International in 2001. The related dispute with XL Capital Ltd (XL) was decided in Winterthur’s favor in the fourth quarter of 2005 and accordingly no further provisions were recorded in connection with this dispute. For the full year 2005, net income was CHF 578 million, an increase of CHF 372 million, or 181%, compared to the full year 2004, which reflected the impact of the Winterthur International provisions discussed above. The results in 2005 reflected improved underwriting results and a benefit from the increase in the valuation of deferred tax assets (by decreasing the related valuation allowance) primarily in relation to tax loss carry-forwards created in prior years.

The following table sets forth an overview of segment results:
4Q2005, in CHF m	Private Banking	Corporate & Retail Banking	Institutional Securities	Wealth & Asset Management	Life & Pensions	Non-Life	Corporate Center	Credit Suisse Group

Net revenues	1,986	861	3,622	1,478	3,627	2,890	(246)	14,218

Policyholder benefits, claims and dividends	–	–	–	–	2,984	1,858	(6)	4,836
Provision for credit losses	2	(23)	(12)	0	6	1	(1)	(27)

Total benefits, claims and credit losses	2	(23)	(12)	0	2,990	1,859	(7)	4,809

Insurance underwriting, acquisition and administration expenses	–	–	–	–	373	612	1	986
Banking compensation and benefits	592	270	2,019	340	–	–	761	3,982
Other expenses	570	288	1,328	440	38	140	(72)	2,732
Restructuring charges	0	0	0	0	1	2	0	3

Total operating expenses	1,162	558	3,347	780	412	754	690	7,703

Income from continuing operations before taxes and minority interests	822	326	287	698	225	277	(929)	1,706

Income tax expense/(benefit)	164	71	(132)	60	61	137	(275)	86
Minority interests, net of tax	5	1	83	456	12	7	(53)	511

Income from continuing operations	653	254	336	182	152	133	(601)	1,109

Income/(loss) from discontinued operations, net of tax	0	0	0	0	0	(7)	1	(6)
Net income	653	254	336	182	152	126	(600)	1,103

Credit Suisse Group consolidated results

The Group reported net revenues of CHF 14,218 million in the fourth quarter of 2005, an increase of CHF 1,323 million, or 10%, compared to the fourth quarter of 2004. Net revenues were CHF 60,632 million for the full year 2005, an increase of CHF 5,493 million, or 10%, compared to the full year 2004.

Net interest income, which includes dividend income, was CHF 2,431 million in the fourth quarter of 2005, a decrease of CHF 319 million, or 12%, compared to the fourth quarter of 2004, and a decrease of CHF 384 million, or 14%, compared to the third quarter of 2005. This was due primarily to an increase in interest expense in Institutional Securities as a result of higher short-term borrowing costs and higher financing liabilities. For the full year 2005, net interest income was CHF 11,593 million, a decrease of CHF 354 million, or 3%, due mainly to the increase in interest expense in Institutional Securities. This was partially offset by increases in the insurance segments of CHF 256 million due to lower interest expense and increased dividend receipts as corporations declared generally higher dividends in line with economic improvements.

Commissions and fees rose by CHF 809 million, or 25%, to CHF 4,098 million compared to the fourth quarter of 2004, due mainly to significantly higher underwriting and advisory and other fees in Institutional Securities. In addition, the increase reflected higher asset-based commissions and fees due to increased assets under management and higher brokerage volumes and product sales in Private Banking, and higher asset management and administrative fees in Wealth & Asset Management. For the full year 2005, commissions and fees were CHF 14,617 million, an increase of CHF 1,040 million, or 8%, compared to the full year 2004. This improvement was generated largely by higher asset-based commissions and brokerage volumes in Private Banking, increased investment banking revenues in Institutional Securities, and higher placement fees and management fees in Wealth & Asset Management.

Trading revenues of CHF 1,811 million increased by CHF 411 million, or 29%, compared to the fourth quarter of 2004, due mainly to improved performance in the commercial mortgage-backed securities and collateralized debt obligations businesses in Institutional Securities. In addition, Private Banking recorded an increase due mainly to client foreign exchange trading. Further, Corporate & Retail Banking recorded increases due to the positive impact of changes in the fair value of interest rate derivatives. Trading revenues decreased by CHF 1,142 million, or 39%, compared to the third quarter of 2005, due mainly to a decrease in both fixed income and equity trading in Institutional Securities, which largely reflected a generally less favorable market environment. For the full year 2005, trading revenues increased by CHF 2,948 million, or 65%, to CHF 7,507 million, with all banking segments recording increases, the largest of which were in Institutional Securities and Private Banking. The increase in Institutional Securities was driven by increases in both fixed income and equity trading results, while the increase in Private Banking was driven by client foreign exchange trading and trading execution. In addition, Life & Pensions recorded an increase of CHF 784 million compared to the full year 2004, primarily reflecting the market appreciation of the underlying assets backing unit-linked products which is credited to policyholder account balances.

Net realized gains/(losses) from investment securities decreased CHF 39 million, or 13%, to CHF 259 million in the fourth quarter of 2005, due mainly to a decrease in Institutional Securities compared to the fourth quarter of 2004. For the full year 2005, net realized gains/(losses) from investment securities increased CHF 346 million, or 30%, to CHF 1,489 million, primarily due to higher net realized gains on equity securities in Life & Pensions.

Insurance net premiums earned increased CHF 39 million, or 1%, to CHF 4,558 million compared to the fourth quarter of 2004. For the full year 2005, insurance net premiums earned increased CHF 390 million, or 2%, to CHF 20,970 million driven primarily by positive sales performance in Life & Pensions in Germany, Spain and the Swiss group life business. Other revenues were CHF 1,061 million in the fourth quarter of 2005 compared to CHF 639 million in the fourth quarter of 2004, an increase of CHF 422 million, or 66%. For the full year 2005, the Group reported other revenues of CHF 4,456 million, an increase of CHF 1,123 million, or 34%, compared to the full year 2004. The increases were due to higher other revenues in Wealth & Asset Management and Institutional Securities, primarily as a result of higher revenues from consolidation of certain private equity funds, as discussed under Minority interests below. This was partially offset by a decrease in the insurance segments due mainly to lower realized gains on other invested assets, including real estate, and increased asset management expenses.

Total benefits, claims and credit losses
The Group reported a net release of provisions for credit losses of CHF 27 million in the fourth quarter of 2005, compared to a net release of CHF 127 million in the fourth quarter of 2004. For the full year 2005, the Group reported a net release of CHF 140 million compared to a net increase in provisions for credit losses of CHF 78 million for the full year 2004. These releases largely reflected an ongoing favorable credit environment for lenders.

Compared to the fourth quarter of 2004, policyholder benefits, claims and dividends decreased CHF 566 million, or 10%, to CHF 4,836 million. This was largely due to a decrease in Life & Pensions of investment income credited to policyholder account balances of CHF 351 million compared to CHF 743 million in the fourth quarter of 2004. In addition, Non-Life reported lower claims and annuities incurred of CHF 1,722 million in the fourth quarter of 2005 compared to CHF 1,968 million in the fourth quarter of 2004 as a result of favorable claims experience. For the full year 2005, the Group recorded policyholder benefits, claims and dividends of CHF 23,569 million compared to CHF 22,295 million for the full year 2004, an increase of CHF 1,274 million, or 6%. This was due mainly to an increase in investment income credited to policyholder account balances in Life & Pensions.

Total operating expenses
The Group reported total operating expenses of CHF 7,703 million in the fourth quarter of 2005, an increase of CHF 1,598 million, or 26%, compared to the fourth quarter of 2004. This increase was driven primarily by higher banking compensation and benefits in line with the improved results, an incremental expense of CHF 630 million relating to a change in the Group’s accounting for share-based awards and, to a lesser extent, the impact of Private Banking’s growth initiatives in key strategic markets. In addition, other expenses included an adverse foreign exchange translation impact due to the strengthening of the US dollar against the Swiss franc in Institutional Securities and Wealth & Asset Management and higher professional fees in Wealth & Asset Management. For the full year 2005, the Group reported total operating expenses of CHF 27,954 million compared to CHF 24,534 million for the full year 2004, an increase of CHF 3,420 million, or 14%. This included a charge of CHF 960 million (USD 750 million) before tax in Institutional Securities to increase the reserve for certain private litigation matters. Excluding the impact of the litigation charge, total operating expenses increased by CHF 2,460 million, or 10%, mainly reflecting an increase in banking compensation and benefits. Corporate Center total operating expenses included costs relating to the integration of the banking businesses of CHF 84 million in the fourth quarter and CHF 128 million for the full year 2005.

Insurance underwriting, acquisition and administration expenses of CHF 986 million increased CHF 24 million, or 2%, compared to the fourth quarter of 2004, primarily reflecting increased amortization of deferred acquisition costs and present value of future profits in Life & Pensions and increased marketing and project costs in Non-Life. For the full year 2005, the Group reported insurance underwriting, acquisition and administration expenses of CHF 4,307 million, an increase of CHF 204 million, or 5%, compared to the full year 2004, primarily reflecting the negative effect of changes in actuarial assumptions and models in Life & Pensions recorded in the third quarter of 2005.

Banking compensation and benefits increased CHF 1,348 million, or 51%, to CHF 3,982 million in the fourth quarter of 2005 compared to the fourth quarter of 2004. For the full year 2005, banking compensation and benefits was CHF 13,971 million, an increase of CHF 2,020 million, or 17%. The increase in both the fourth quarter and the full year reflected higher performance-related compensation in the banking segments, in line with the improved results, as well as the impact of Private Banking’s front office recruitment as part of its ongoing strategic investments in growth markets. Banking compensation and benefits in both periods was also impacted by a change in the Group’s accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee’s eligibility for early retirement. See “Further guidance on accounting for share-based awards.”

Other expenses amounted to CHF 2,732 million in the fourth quarter of 2005, an increase of CHF 231 million, or 9%, compared to the fourth quarter of 2004, due in part to the adverse foreign exchange translation impact in Institutional Securities and Wealth & Asset Management and higher professional fees in Wealth & Asset management. This was partially offset by a decline in Non-Life as a result of a provision of CHF 310 million recorded in the fourth quarter of 2004 relating to the sale of Winterthur International to XL. For the full year 2005, the Group reported other expenses of CHF 9,672 million, an increase of CHF 1,277 million, or 15%, compared to the full year 2004, due mainly to the impact of the CHF 960 million litigation charge in Institutional Securities.

Income tax expense
The Group recorded an income tax expense of CHF 86 million compared to CHF 312 million in the fourth quarter of 2004, a decrease of CHF 226 million, or 72%. Net income was positively impacted by certain tax-related items that resulted in a tax benefit of CHF 132 million in Institutional Securities in the fourth quarter of 2005. These include the release of tax contingency accruals due to the favorable settlement of certain tax audits and a decrease in the full-year effective tax rate below the rate used to accrue taxes during prior quarters in 2005 as a result of changes in the geographic mix of taxable income. In addition, Non-Life reported an income tax expense of CHF 137 million in the fourth quarter of 2005 compared to an income tax benefit of CHF 50 million in the fourth quarter of 2004, due to improved profitability in most Non-Life operations, higher taxes in Switzerland related to the increased valuation of a subsidiary in 2005 and the fourth-quarter 2004 tax benefit of CHF 68 million relating to the sale of Winterthur International.

Income tax expense in the fourth quarter of 2005 was impacted by a change in the Group’s accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee’s eligibility for early retirement. See “Further guidance on accounting for share-based awards.”

The Group tax expense is not impacted by investments that are required to be consolidated under the relevant accounting rules, primarily Financial Accounting Standards Board Interpretation No. 46 Revised (FIN 46R). The amount of income related to these investments varies from one period to the next and in the fourth quarter of 2005 amounted to CHF 539 million. Due mainly to this effect, the impact of certain tax-related items in Institutional Securities and the change in accounting for share-based compensation awards, the Group’s effective tax rate in the fourth quarter of 2005 was 5% compared to the Swiss statutory rate of 22%.

Minority interests
Credit Suisse Group’s net revenues and operating expenses include the consolidation of certain entities and private equity funds primarily under FIN 46R. The consolidation of these entities does not impact net income as the amounts recorded in net revenues and expenses are offset by equivalent amounts recorded in minority interests.

Minority interests were CHF 511 million in the fourth quarter of 2005, an increase of CHF 256 million, or 100%, compared to the fourth quarter of 2004. For the full year 2005, minority interests amounted to CHF 2,030 million compared to CHF 1,127 million for the full year 2004. Both the quarterly and full-year increases were due to increased investment-related gains.

Equity capital
Credit Suisse Group’s consolidated BIS tier 1 ratio was 11.3% as of December 31, 2005, up from 11.1% as of September 30, 2005. The Group continued the share buyback program approved by the Annual General Meeting in 2005, repurchasing CHF 1.4 billion of own shares since the initiation of the program through February 10, 2006. Risk-weighted assets decreased compared to the third quarter of 2005, primarily reflecting securitization activity in the fourth quarter of 2005. Tier 1 capital decreased CHF 171 million with the contribution of fourth quarter net income offset by the continuing share buyback program and accruals related to the proposed 2005 dividends. The Group’s shareholders’ equity as of December 31, 2005 increased to CHF 42.1 billion from CHF 38.6 billion as of September 30, 2005 and includes the CHF 1.2 billion impact of conversion of the mandatory convertible securities.

The following table sets forth details of BIS data (risk-weighted assets, capital and ratios):
	Credit Suisse Group

in CHF m, except where indicated	31.12.05	30.09.05	31.12.04

Risk-weighted positions	218,899	225,946	187,775
Market risk equivalents	13,992	13,658	11,474

Risk-weighted assets	232,891	239,604	199,249

Tier 1 capital	26,348	26,519	24,596
of which non-cumulative perpetual preferred securities	2,170	2,175	2,118

Tier 1 ratio	11.3%	11.1%	12.3%

Total capital	31,918	33,213	33,121
Total capital ratio	13.7%	13.9%	16.6%

As of January 1, 2004, Credit Suisse Group bases its capital adequacy calculations on US GAAP, which is in accordance with the Swiss Federal Banking Commission (SFBC) newsletter 32 (dated December 18, 2003). The SFBC has advised Credit Suisse Group that it may continue to include as Tier 1 capital CHF 2.2 billion as at December 31, 2005 (September 30, 2005: CHF 2.2 billion and December 31, 2004: CHF 2.1 billion) of equity from special purpose entities, which are deconsolidated under FIN 46R.

Winterthur’s capital position remained stable, with shareholders’ equity of CHF 9.7 billion at December 31, 2005, unchanged compared to September 30, 2005.

Net new assets
The Group reported net new assets of CHF 7.8 billion in the fourth quarter of 2005, a decrease of CHF 11.2 billion compared to the third quarter of 2005 and an increase of CHF 4.3 billion compared to the fourth quarter of 2004. For the full year 2005, the Group recorded net new assets of CHF 58.4 billion, an increase of CHF 25.5 billion compared to the full year 2004.

The following table sets forth details of assets under management and client assets:
in CHF bn	31.12.05	30.09.05	31.12.04	Change in % from 30.09.05	Change in % from 31.12.04

Private Banking
Assets under management	659.3	637.2	539.1	3.5	22.3
Client assets	698.4	674.5	569.4	3.5	22.7

Corporate & Retail Banking
Assets under management	57.8	56.3	53.9	2.7	7.2
Client assets	122.0	116.6	102.1	4.6	19.5

Institutional Securities
Assets under management	14.5	14.4	15.2	0.7	(4.6)
Client assets	69.6	108.3	95.1	(35.7)	(26.8)

Wealth & Asset Management
Assets under management 1)	599.4	543.8	472.9	10.2	26.7
Client assets	617.0	561.3	488.9	9.9	26.2

Life & Pensions
Assets under management	126.0	125.1	115.5	0.7	9.1
Client assets	126.0	125.1	115.5	0.7	9.1

Non-Life
Assets under management	27.3	27.8	24.1	(1.8)	13.3
Client assets	27.3	27.8	24.1	(1.8)	13.3

Credit Suisse Group
Discretionary assets under management	742.5	684.9	595.8	8.4	24.6
Advisory assets under management	741.8	719.7	624.9	3.1	18.7

Total assets under management	1,484.3	1,404.6	1,220.7	5.7	21.6

Total client assets	1,660.3	1,613.6	1,395.1	2.9	19.0

The following table sets forth details of net new assets:
				12 months

in CHF bn	4Q2005	3Q2005	4Q2004	2005	2004

Private Banking	8.6	14.3	3.9	42.7	26.4
Corporate & Retail Banking	0.2	0.4	0.6	2.0	1.4
Institutional Securities	0.0	0.0	0.2	(2.0)	1.6
Wealth & Asset Management 1)	(0.8)	4.0	0.2	12.5	2.3
Life & Pensions	(0.2)	0.3	(1.4)	3.2	1.2

Credit Suisse Group	7.8	19.0	3.5	58.4	32.9

1) Excluding assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation of the Wealth & Asset Management segment results, in which such assets are included.

Private Banking reported net new asset inflows of CHF 8.6 billion in the fourth quarter of 2005, with continued healthy contributions from strategic key markets in Asia and the European onshore business. Wealth & Asset Management recorded net asset outflows of CHF 0.8 billion, reflecting an outflow of CHF 3.4 billion in Credit Suisse Asset Management, primarily due to redemptions in money market funds, partially offset by inflows in Alternative Capital and Private Client Services.

As of December 31, 2005, the Group’s total assets under management amounted to CHF 1,484.3 billion, an increase of CHF 79.7 billion, or 5.7%, compared to September 30, 2005. Wealth & Asset Management assets under management increased CHF 55.6 billion in the fourth quarter of 2005, due to an internal transfer of a cash management business from the Institutional Securities prime services business to Credit Suisse Asset Management, market performance and exchange rate movements, which were partially offset by net asset outflows. In addition, Private Banking assets under management increased by CHF 22.1 billion, reflecting asset inflows and higher equity markets.

Further guidance on accounting for share-based awards
The Group early adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123R) as of January 1, 2005. In a December 2005 speech, the SEC staff provided further guidance on SFAS 123R, relating to accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee’s eligibility for early retirement. The SEC staff noted that such share-based awards should generally be expensed over the period from grant date to the date an employee becomes eligible for early retirement, rather than over the entire vesting, or stated service, period, unless the non-competition provision and other factors establish an in-substance requisite service period that extends beyond the early retirement date. Based on a review of relevant share-based awards granted during 2005, the Group had previously concluded that the most appropriate service period to be used for expensing those awards is the vesting period. As a result of the December 2005 guidance, and based on subsequent discussions with the SEC staff, the Group has recorded in the fourth quarter of 2005 an incremental expense to reflect the full year cost of its 2005 share-based awards. This incremental expense reflects the attribution of the total cost of these awards over the period from the grant date to the date the employee becomes eligible for early retirement rather than over the vesting period that ranged from three to five years.

The impact of the Group’s change in accounting was to increase fourth-quarter and full-year 2005 banking compensation and benefits by CHF 630 million, and to decrease fourth-quarter and full-year 2005 net income by CHF 421 million. This non-cash charge, recorded in the Corporate Center, represents the acceleration of compensation expense for share-based awards granted in 2005, principally to employees in the Institutional Securities and Wealth & Asset Management segments, that otherwise would have been recorded generally over vesting periods of three to five years. See “Notes to the condensed consolidated financial statements – unaudited – New accounting pronouncements.”

Dividend proposal
Credit Suisse Group’s Board of Directors will propose a dividend of CHF 2.00 per share to the Annual General Meeting on April 28, 2006. This compares with a dividend of CHF 1.50 per share in 2004. If approved by the Annual General Meeting on April 28, 2006, the dividend will be paid out on May 4, 2006.

Credit Suisse Group structure

In 2005 Credit Suisse Group comprised three divisions with six reporting segments: Credit Suisse, including the segments Private Banking and Corporate & Retail Banking; Credit Suisse First Boston, including the segments Institutional Securities and Wealth & Asset Management; and Winterthur, including the segments Life & Pensions and Non-Life.

The organizational chart presented below reflects the legal entity, division and segment structure that has been operational since May 16, 2005. The Bank is comprised of former Credit Suisse First Boston and former Credit Suisse, which were merged on May 13, 2005. The merger of these Swiss legal entities constituted the first step towards the creation of an integrated organization.

Effective January 1, 2006, the merged bank combined the Credit Suisse and Credit Suisse First Boston divisions in order to better address client needs in a rapidly changing market environment. The objective of the new integrated bank is to operate more efficiently and provide enhanced advisory services and products with a sharper focus on client needs. The new integrated bank is structured along three lines of business. Private Banking includes international and Swiss wealth management as well as services for private clients and corporate clients including pension funds in Switzerland. Investment Banking includes the products and services provided to corporate and investment banking clients. Asset Management includes asset management products and services. The integrated bank adopted the brand name Credit Suisse and a new logo to unite its businesses beginning January 16, 2006.

The organizational chart presented below reflects the legal entity, division and segment structure that was operational in 2005, and the following discussion is based on that operational and management structure.

Risk Management

Credit Suisse Group’s overall position risk, measured on the basis of Economic Risk Capital (ERC), remained stable in the fourth quarter of 2005 compared with the previous quarter. The more narrowly defined average Value-at-Risk (VaR) in US dollar terms for the Group’s trading books increased by 6% during the fourth quarter of 2005 to USD 53.2 million due to increased equity risk. The loan portfolios across the Group continued to benefit from a favorable credit environment, resulting in a net release of credit provisions of CHF 27 million in the fourth quarter of 2005.

Economic Risk Capital trends
The Group assesses risk and economic capital adequacy using its Economic Risk Capital (ERC) model. ERC is designed to measure all quantifiable risks associated with the Group’s activities on a consistent and comprehensive basis. The Group assigns ERC for position risk, operational risk and expense risk. Position risk measures the potential annual economic loss associated with market, credit and insurance exposures that is exceeded with a given, small probability (1% for risk management purposes, 0.03% for capital management purposes). It is not a measure of the potential impact on reported earnings, since non-trading activities generally are not marked to market through earnings.

In the fourth quarter of 2005, the Group’s 1-year, 99% position risk ERC remained stable compared to the third quarter of 2005, with higher counterparty and foreign exchange risks largely offset by lower emerging market and insurance underwriting risks.

In the fourth quarter of 2005, the contribution of the Credit Suisse First Boston division to the Group’s ERC increased to 54% compared to the end of the third quarter of 2005. The contribution of Credit Suisse and Corporate Center stayed at 17% and 2%, respectively, with Winterthur decreasing to 27%.

Trading risks
The Group assumes trading risks through the trading activities of the Institutional Securities segment and, to a lesser extent, the trading activities of the Private Banking and Corporate & Retail Banking segments. The other segments do not engage in significant trading activities. Trading risks are measured using Value-at-Risk (VaR) as one of a range of risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. The table below shows the Group’s trading-related market risk on a consolidated basis, as measured by a 10-day VaR scaled to a 1-day holding period and based on a 99% confidence level. This means that there is a one in 100 chance of incurring a daily mark-to-market trading loss that is at least as large as the reported VaR.

The Group’s average 1-day, 99% VaR in the fourth quarter of 2005 was CHF 69.3 million compared to CHF 64.2 million in the third quarter of 2005. In US dollar terms, the Group’s average 1-day, 99% VaR was USD 53.2 million during the fourth quarter of 2005 compared to USD 50.4 million in the third quarter of 2005. The increase in average VaR was due to an increase in equity risk mainly from an increase in equity trading positions. The increase in equity risk was partially offset by a reduction in interest rate VaR due to reduced volatility observed over the last two years in the dataset used to compute VaR.

The segments with trading portfolios use backtesting to assess the accuracy of the VaR model. Daily backtesting profit and loss is compared to VaR with a one-day holding period. Backtesting profit and loss is a subset of actual trading revenue and includes only the profit and loss effects due to movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. It is appropriate to compare this measure with VaR for backtesting purposes, since VaR assesses only the potential change in position value due to overnight movements in financial market variables. On average, an accurate 1-day, 99% VaR model should have no more than four backtesting exceptions per year. A backtesting exception occurs when the daily loss exceeds the daily VaR estimate.

The Group had no backtesting exceptions during the fourth quarter of 2005 (and no backtesting exceptions in the full year 2005). The histogram entitled “Credit Suisse Group trading revenue” compares the distribution of daily backtesting profit and loss in the fourth quarter of 2005 with the distribution of actual trading revenues, which includes fees, commissions, provisions and the profit and loss effects associated with any trading subsequent to the previous night’s positions.

Loan exposure
The Group’s total loan exposure grew 2% as of December 31, 2005, compared to September 30, 2005, driven mainly by a 14% increase in the Credit Suisse First Boston division.

Compared to September 30, 2005, the Group’s total non-performing loans declined 13% and total impaired loans declined 10% as of December 31, 2005. All divisions reported reductions in total non-performing loans and total impaired loans during the fourth quarter, reflecting the continued favorable credit cycle.

In the fourth quarter of 2005, the Group recorded a net release of provisions for credit losses of CHF 27 million, compared to a net release of CHF 48 million in the previous quarter. The additions, releases and recoveries included in determining the allowance for loan losses are presented in the following tables.

Coverage of total impaired loans by valuation allowances at the Group increased to 67.5% at the end of the fourth quarter of 2005 compared to 66.1% at the end of the third quarter. Coverage of total non-performing loans and total impaired loans improved at the Credit Suisse First Boston division, but declined slightly at the Credit Suisse division.

The following table sets forth the Group's risk profile, using ERC as the common risk denominator:
		Change in % from		Change Analysis: Brief Summary

in CHF m	31.12.05	30.09.05	31.12.04	31.12.05 vs 30.09.05

Interest Rate ERC, Credit Spread ERC & Foreign Exchange Rate ERC	4,566	3%	8%	Higher foreign exchange risk at Credit Suisse First Boston division
Equity Investment ERC	4,082	2%	39%	Higher equity trading risk at Credit Suisse First Boston division partially offset by lower equity exposures at Winterthur
Swiss & Retail Lending ERC	2,301	1%	(1%)	No material change
International Lending ERC & Counterparty ERC	3,093	5%	41%	Higher counterparty exposures at Credit Suisse First Boston division
Emerging Markets ERC	1,965	(5%)	(3%)	Lower Brazil exposures at Credit Suisse First Boston division partially offset by reduction of FX hedges at Winterthur mainly in Hungarian Forint and Polish Zloty
Real Estate ERC & Structured Asset ERC 1)	3,715	1%	27%	Higher US dollar exchange rate fully offset lower residential and commercial real estate exposures at Credit Suisse First Boston division
Insurance Underwriting ERC	811	(4%)	1%	Lower due to reduced exposures at Winterthur

Simple sum across risk categories	20,533	1%	18%

Diversification benefit	(6,651)	5%	19%

Total Position Risk ERC	13,882	0%	17%

1-year, 99% position risk ERC, excluding foreign exchange translation risk. For an assessment of the total risk profile, operational risk ERC and expense risk ERC have to be considered. For a more detailed description of the Group’s ERC model, please refer to Credit Suisse Group's Annual Report 2004, which is available on the website: www.credit-suisse.com/annualreport2004. Prior period balances have been restated for methodology changes in order to maintain consistency over time.
1) This category comprises the real estate investments of Winterthur, Credit Suisse's commercial real estate exposures, Credit Suisse's residential real estate exposures, Credit Suisse’s asset-backed securities exposures as well as the real estate acquired at auction and real estate for own use in Switzerland.

The following table sets forth the trading-related market risk exposure for Credit Suisse Group on a consolidated basis, as measured by scaled 1-day, 99% VaR:
	4Q2005						3Q2005

in CHF m	Minimum		Maximum		Average	31.12.05	Minimum		Maximum		Average	30.09.05

Credit Suisse Group 1)
Interest rate & credit spread	35.9		73.5		56.8	68.6	47.0		73.4		60.4	53.8
Foreign exchange rate	6.1		19.4		11.3	11.3	6.0		16.8		9.4	11.1
Equity	40.0		62.6		49.1	56.7	33.4		54.6		42.7	40.1
Commodity	4.9		15.3		9.7	10.6	6.8		15.5		11.2	14.9
Diversification benefit		2)	–	2)	(57.6)	(59.7)	–	2)	–	2)	(59.5)	(57.9)

Total	50.9		87.6		69.3	87.5	48.6		76.9		64.2	62.0

1) Disclosure covers all trading books of Credit Suisse Group. Numbers represent daily 10-day VaR scaled to a 1-day holding period.
2) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

The following table sets forth the gross loan exposure of the three divisions and Credit Suisse Group:
	Credit Suisse			Credit Suisse First Boston			Winterthur			Credit Suisse Group

in CHF m	31.12.05	30.09.05	31.12.04	31.12.05	30.09.05	31.12.04	31.12.05	30.09.05	31.12.04	31.12.05	30.09.05	31.12.04

Consumer loans:
Mortgages	72,905	71,348	67,119	0	0	0	8,249	8,131	8,485	78,562	77,302	75,604
Loans collateralized by securities	16,261	16,583	15,018	0	0	0	4	4	4	16,265	16,587	15,022
Other	3,008	2,434	2,319	827	883	540	0	0	0	3,835	3,317	2,859

Consumer loans	92,174	90,365	84,456	827	883	540	8,253	8,135	8,489	98,662	97,206	93,485

Corporate loans:
Real estate	26,232	26,443	26,135	558	533	613	1,311	1,376	1,376	28,101	28,352	28,124
Commercial & industrial loans	37,443	39,522	33,126	19,537	16,593	13,501	1,433	1,469	958	58,302	57,476	47,585
Loans to financial institutions	8,214	7,565	6,279	7,798	7,675	5,351	2,110	2,071	2,096	18,122	17,311	13,726
Governments and public institutions	1,652	1,638	1,898	786	250	402	2,223	2,187	2,101	4,661	4,075	4,401

Corporate loans	73,541	75,168	67,438	28,679	25,051	19,867	7,077	7,103	6,531	109,186	107,214	93,836

Loans, gross	165,715	165,533	151,894	29,506	25,934	20,407	15,330	15,238	15,020	207,848	204,420	187,321

(Unearned income)/deferred expenses, net	118	125	142	(64)	(35)	(32)	11	7	5	64	97	116
Allowance for loan losses	(1,735)	(1,982)	(2,438)	(456)	(412)	(533)	(51)	(51)	(66)	(2,241)	(2,445)	(3,038)

Total loans, net	164,098	163,676	149,598	28,986	25,487	19,842	15,290	15,194	14,959	205,671	202,072	184,399

This disclosure presents the lending exposure of the Group from a risk management perspective. This presentation differs from other disclosures in this document.

The following table sets forth the impaired loan portfolio of the three divisions and Credit Suisse Group:
	Credit Suisse			Credit Suisse First Boston			Winterthur			Credit Suisse Group

in CHF m	31.12.05	30.09.05	31.12.04	31.12.05	30.09.05	31.12.04	31.12.05	30.09.05	31.12.04	31.12.05	30.09.05	31.12.04

Non-performing loans	1,157	1,206	1,481	143	197	268	22	32	22	1,323	1,435	1,771
Non-interest earning loans	830	1,011	1,259	11	31	9	4	4	14	845	1,045	1,281

Total non-performing loans	1,987	2,217	2,740	154	228	277	26	36	36	2,168	2,480	3,052

Restructured loans	21	22	95	55	61	17	0	0	5	77	84	117
Potential problem loans	726	786	1,077	303	295	355	47	55	71	1,074	1,135	1,503

Total other impaired loans	747	808	1,172	358	356	372	47	55	76	1,151	1,219	1,620

Total impaired loans, gross	2,734	3,025	3,912	512	584	649	73	91	112	3,319	3,699	4,672

Valuation allowances as % of
Total non-performing loans	87.3%	89.4%	89.0%	296.1%	180.7%	192.4%	196.2%	141.7%	183.3%	103.4%	98.6%	99.5%
Total impaired loans	63.5%	65.5%	62.3%	89.1%	70.5%	82.1%	69.9%	56.0%	58.9%	67.5%	66.1%	65.0%

The following table sets forth the movements in the allowance for loan losses of the three divisions and Credit Suisse Group:
	Credit Suisse			Credit Suisse First Boston			Winterthur			Credit Suisse Group

in CHF m	4Q2005	3Q2005	4Q2004	4Q2005	3Q2005	4Q2004	4Q2005	3Q2005	4Q2004	4Q2005	3Q2005	4Q2004

Balance beginning of period	1,982	2,115	2,515	412	558	774	51	59	72	2,445	2,733	3,361

New provisions	73	63	69	116	24	62	17	2	7	205	90	138
Releases of provisions	(93)	(70)	(77)	(111)	(76)	(184)	(10)	(4)	(11)	(214)	(150)	(271)

Net additions/(releases) charged to income statement	(20)	(7)	(8)	5	(52)	(122)	7	(2)	(4)	(9)	(60)	(133)

Gross write-offs	(236)	(132)	(75)	(61)	(119)	(53)	(10)	(4)	(3)	(307)	(255)	(133)
Recoveries	6	8	6	81	2	5	0	0	0	86	10	11

Net write-offs	(230)	(124)	(69)	20	(117)	(48)	(10)	(4)	(3)	(221)	(245)	(122)

Allowances acquired/(deconsolidated)	0	0	0	0	0	(24)	0	0	0	0	0	(24)
Provisions for interest	0	(2)	12	13	17	21	(3)	0	0	9	16	33
Foreign currency translation impact and other adjustments, net	3	0	(12)	6	6	(68)	6	(2)	1	17	1	(77)

Balance end of period	1,735	1,982	2,438	456	412	533	51	51	66	2,241	2,445	3,038

Provision for credit losses disclosed in the Credit Suisse Group consolidated statements of income also includes provisions for lending-related exposure of CHF -18 million, CHF 12 million and CHF 6 million for 4Q2005, 3Q2005 and 4Q2004, respectively.

Private Banking

Private Banking provides wealth management products and services to high-net-worth individuals in Switzerland and many other markets around the world.

Private Banking reported net income of CHF 653 million in the fourth quarter of 2005, up CHF 37 million, or 6%, compared to the fourth quarter of 2004, but down CHF 75 million, or 10%, compared to the previous quarter of 2005. The increase in net income compared to the fourth quarter of 2004 primarily reflected improved commissions and fees and trading revenues, partly offset by higher compensation and benefits. The decrease in net income compared to the previous quarter primarily reflected higher other expenses. Additionally, an increase in commissions and fees in the fourth quarter of 2005 was more than offset by lower trading revenues and net interest income as compared to the third quarter of 2005. For the full year 2005, Private Banking reported record net income of CHF 2,647 million, up CHF 174 million, or 7%, from 2004, primarily reflecting strong revenues related to the increase in assets under management, higher trading revenues and an increase in brokerage volumes. Private Banking had excellent net new asset inflows across all regions in 2005, with record net new assets of CHF 42.7 billion, a growth rate of 7.9% compared to 5.2% in 2004 and the mid-term target of 5%.

Private Banking continued to invest in growth opportunities and key business initiatives, including front office recruiting, in Asia and the Middle East. In the fourth quarter of 2005, Private Banking opened a new financial consultancy and advisory office in Mumbai, another milestone in its strategy to grow the wealth management business in Asia. Private Banking also continued the global rollout of its structured five-step client advisory process and strengthened its leading position in product innovation.

The following table presents the results of the Private Banking segment:
						12 months

in CHF m	4Q2005	3Q2005	4Q2004	Change in % from 3Q2005	Change in % from 4Q2004	2005	2004	Change in % from 2004

Net interest income	413	449	436	(8)	(5)	1,889	1,932	(2)

Commissions and fees	1,359	1,306	1,149	4	18	5,054	4,732	7
Trading revenues including realized gains/(losses) from investment securities, net	212	252	113	(16)	88	718	374	92
Other revenues	2	14	19	(86)	(89)	68	132	(48)

Total noninterest revenues	1,573	1,572	1,281	0	23	5,840	5,238	11

Net revenues	1,986	2,021	1,717	(2)	16	7,729	7,170	8

Provision for credit losses	2	4	(2)	(50)	–	25	(6)	–

Compensation and benefits	592	601	446	(1)	33	2,373	2,095	13
Other expenses	570	524	546	9	4	2,058	2,050	0
Restructuring charges	0	0	1	–	(100)	0	(2)	(100)

Total operating expenses	1,162	1,125	993	3	17	4,431	4,143	7

Income from continuing operations before taxes and minority interests	822	892	726	(8)	13	3,273	3,033	8

Income tax expense	164	152	105	8	56	595	541	10
Minority interests, net of tax	5	12	5	(58)	0	31	19	63

Net income	653	728	616	(10)	6	2,647	2,473	7

The following table presents key information of the Private Banking segment:
				12 months

	4Q2005	3Q2005	4Q2004	2005	2004

Cost/income ratio	58.5%	55.7%	57.8%	57.3%	57.8%

Gross margin	123.4 bp	130.9 bp	128.2 bp	129.2 bp	133.7 bp
of which asset-driven	76.8 bp	78.4 bp	84.1 bp	79.1 bp	81.9 bp
of which transaction-driven	40.9 bp	48.3 bp	39.2 bp	45.6 bp	45.0 bp
of which other	5.7 bp	4.2 bp	4.9 bp	4.5 bp	6.8 bp
Net margin	40.9 bp	47.9 bp	46.4 bp	44.8 bp	46.5 bp

Net new assets in CHF bn	8.6	14.3	3.9	42.7	26.4

Average allocated capital in CHF m	3,940	3,957	3,353	3,808	3,331

The following table outlines selected balance sheet and other data of the Private Banking segment:
	31.12.05	30.09.05	31.12.04	Change in % from 30.09.05	Change in % from 31.12.04

Assets under management in CHF bn	659.3	637.2	539.1	3.5	22.3

Total assets in CHF bn	233.8	222.0	188.7	5.3	23.9

Number of employees (full-time equivalents)	13,077	12,976	12,342	1	6

Net revenues were CHF 1,986 million in the fourth quarter of 2005, an increase of CHF 269 million, or 16%, versus the fourth quarter of 2004, but slightly lower than the high level of the previous quarter. The main drivers for the strong increase in net revenues compared to the fourth quarter of 2004 were significantly higher commissions and fees and increased trading revenues. Commissions and fees in the fourth quarter of 2005 were CHF 1,359 million, up CHF 210 million, or 18%, compared to the fourth quarter of 2004, reflecting higher commissions and fees related to the increase in assets under management, as well as higher brokerage volumes and product sales. Trading revenues in the fourth quarter of 2005 were CHF 212 million, an increase of CHF 99 million, or 88%, compared to the fourth quarter of 2004, mainly related to improved revenues from client foreign exchange trading. Net revenues for the full year 2005 increased to CHF 7,729 million, up CHF 559 million, or 8%, versus 2004. This improvement was driven by higher commissions and fees, reflecting the increase in assets under management and higher brokerage volumes, and higher trading revenues due to increased foreign exchange trading and trading execution, related to higher client transaction volume.

Total operating expenses were CHF 1,162 million in the fourth quarter of 2005, an increase of CHF 169 million, or 17%, versus the fourth quarter of 2004. Compensation and benefits increased CHF 146 million, or 33%, primarily reflecting growth initiatives in strategic key markets and higher performance-related compensation, in line with higher pre-tax income in the fourth quarter of 2005, and a very low level of performance-related compensation in the fourth quarter of 2004. Other expenses increased CHF 24 million, or 4%, driven by higher commission expenses. For the full year 2005, total operating expenses were CHF 288 million, or 7%, above 2004, mainly due to increased performance-related compensation, in line with higher pre-tax income and ongoing strategic investments in growth markets including front-office recruiting. Income tax expense was CHF 164 million in the fourth quarter of 2005, an increase of CHF 59 million, or 56%, compared to the fourth quarter of 2004. This increase was primarily due to an unusually low tax rate in the fourth quarter of 2004, which was positively impacted by the release of tax contingency accruals following the favorable resolution of open matters.

The cost/income ratio was 58.5% in the fourth quarter of 2005, 0.7 percentage points above the fourth quarter of 2004, as operating expenses, primarily compensation and benefits, increased at a higher rate than net revenues. For the full year 2005, the cost/income ratio was 57.3%, 0.5 percentage points below 2004, primarily reflecting higher revenues.

The gross margin was 123.4 basis points in the fourth quarter of 2005, a decrease of 4.8 basis points compared to the fourth quarter of 2004. The gross margin for the full year 2005 was 129.2 basis points, in line with Private Banking's mid-term target of 130 basis points. Compared to 2004, the gross margin decreased 4.5 basis points. The decrease in both periods was mainly related to lower net interest income during the periods while the average assets under management increased significantly. The decrease in gross margin further reflects the temporary dilution effect from the strong growth in net new assets during the year. The margin is expected to increase over the following 18 to 24 months as the client relationship fully develops.

Assets under management were CHF 659.3 billion as of December 31, 2005, an increase of CHF 22.1 billion, or 3%, compared to September 30, 2005, and CHF 120.2 billion, or 22%, compared to December 31, 2004. The main drivers of this growth were strong asset inflows of CHF 42.7 billion, the impact of favorable foreign exchange rate fluctuations and higher equity valuations. Net new assets were CHF 8.6 billion in the fourth quarter of 2005, with continued strong contributions from strategic key markets in Asia and the European onshore business.

Corporate & Retail Banking

Corporate & Retail Banking offers banking products and services to corporate and retail clients in Switzerland.

Corporate & Retail Banking reported net income of CHF 254 million in the fourth quarter of 2005, slightly below the fourth quarter of 2004. The slight decrease from the fourth quarter of 2004 reflected higher total operating expenses, offset in part by higher revenues and releases of provisions for credit losses. For the full year 2005, Corporate & Retail Banking reported a 19% increase in net income to CHF 1,069 million, a record result. This primarily reflected net releases of provisions in 2005 compared to net provisions for credit losses in 2004. Additionally, in 2005, Corporate & Retail Banking substantially improved its return on average allocated capital to 20.7%, compared to 18.0% in 2004.

Net revenues were CHF 861 million in the fourth quarter of 2005, an increase of CHF 58 million, or 7%, compared to the fourth quarter of 2004 and slightly below the previous quarter. The strong increase compared to the fourth quarter of 2004 was primarily driven by higher trading revenues, which increased CHF 55 million, or 134%, mainly due to the positive impact of changes in the fair value of interest rate derivatives used for risk management purposes that did not qualify for hedge accounting. Net interest income increased CHF 27 million, or 5%, reflecting growth in mortgage volume. Commissions and fees increased CHF 11 million, or 5%, primarily reflecting higher product sales. Net revenues for the full year 2005 were CHF 3,458 million, up CHF 110 million, or 3%, compared to 2004, reflecting strong increases in commissions and fees from increased brokerage volumes, and increased trading revenues, mainly due to the positive impact of changes in the fair value of interest rate derivatives. Net interest income remained stable as an increase in lending volume was offset by pressure on asset and liability margins as a result of the low interest rate environment.

Corporate & Retail Banking recorded net releases of provisions for credit losses of CHF 23 million in the fourth quarter of 2005, compared to net releases of CHF 6 million in the fourth quarter of 2004. For the full year 2005, net releases of CHF 96 million were recorded compared to net provisions of CHF 122 million in 2004. The releases of provisions reflected the ongoing favorable credit environment. Total impaired loans declined from CHF 3.7 billion at December 31, 2004, and from CHF 2.8 billion at September 30, 2005, to CHF 2.5 billion at December 31, 2005.

The following table presents the results of the Corporate & Retail Banking segment:
						12 months

in CHF m	4Q2005	3Q2005	4Q2004	Change in % from 3Q2005	Change in % from 4Q2004	2005	2004	Change in % from 2004

Net interest income	524	526	497	0	5	2,078	2,069	0

Commissions and fees	221	227	210	(3)	5	889	823	8
Trading revenues including realized gains/(losses) from investment securities, net	96	103	41	(7)	134	383	328	17
Other revenues	20	23	55	(13)	(64)	108	128	(16)

Total noninterest revenues	337	353	306	(5)	10	1,380	1,279	8

Net revenues	861	879	803	(2)	7	3,458	3,348	3

Provision for credit losses	(23)	(10)	(6)	130	283	(96)	122	–

Compensation and benefits	270	295	206	(8)	31	1,164	1,047	11
Other expenses	288	256	271	13	6	1,022	1,004	2

Total operating expenses	558	551	477	1	17	2,186	2,051	7

Income from continuing operations before taxes and minority interests	326	338	332	(4)	(2)	1,368	1,175	16

Income tax expense	71	74	74	(4)	(4)	297	272	9
Minority interests, net of tax	1	0	1	–	0	2	2	0

Net income	254	264	257	(4)	(1)	1,069	901	19

The following table presents key information of the Corporate & Retail Banking segment:
				12 months

	4Q2005	3Q2005	4Q2004	2005	2004

Cost/income ratio	64.8%	62.7%	59.4%	63.2%	61.3%

Net new assets in CHF bn	0.2	0.4	0.6	2.0	1.4

Return on average allocated capital	19.2%	19.8%	20.8%	20.7%	18.0%
Average allocated capital in CHF m	5,308	5,330	4,956	5,162	5,004

The following table outlines selected balance sheet and other data of the Corporate & Retail Banking segment:
	31.12.05	30.09.05	31.12.04	Change in % from 30.09.05	Change in % from 31.12.04

Assets under management in CHF bn	57.8	56.3	53.9	2.7	7.2

Total assets in CHF bn	111.0	111.4	99.5	0.0	11.6

Mortgages in CHF bn	66.3	65.6	63.0	1.1	5.2

Other loans in CHF bn	28.4	28.2	23.7	0.7	19.8

Number of branches	215	215	214	–	–

Number of employees (full-time equivalents)	8,469	8,404	8,314	1	2

Total operating expenses were CHF 558 million in the fourth quarter of 2005, an increase of CHF 81 million, or 17%, compared to the fourth quarter of 2004. Compensation and benefits were CHF 270 million, an increase of CHF 64 million, or 31%, compared to the fourth quarter of 2004, reflecting a low level of performance-related compensation in the fourth quarter of 2004. Other expenses in the fourth quarter of 2005 were CHF 17 million, or 6%, above the fourth quarter of 2004, primarily reflecting higher marketing costs. For the full year 2005, total operating expenses increased CHF 135 million, or 7%, compared to 2004, due to higher performance-related compensation in line with higher pre-tax income.

Corporate & Retail Banking achieved a strong return on average allocated capital of 20.7% in 2005, an improvement of 2.7 percentage points compared to 2004 and well above the mid-term target of 15%. In the fourth quarter of 2005, the return on average allocated capital was 19.2%, a decrease of 1.6 percentage points compared to the fourth quarter of 2004.

The cost/income ratio was 64.8% in the fourth quarter of 2005, 5.4 percentage points higher than in the fourth quarter of 2004 and 2.1 percentage points higher than in the previous quarter, driven by the increase in total operating expenses. The cost/income ratio for the full year 2005 was 63.2%, 1.9 percentage points higher than in 2004, primarily reflecting increased compensation and benefits.

In 2005, Corporate & Retail Banking further expanded its Swiss residential mortgage business, reporting growth of approximately 9%. The growth in this business reflected increased marketing efforts and a wide range of mortgage products.

Institutional Securities

Institutional Securities provides securities and investment banking services to institutional, corporate and government clients worldwide.

Institutional Securities reported net income of CHF 336 million in the fourth quarter of 2005, an increase of CHF 67 million, or 25%, compared to the fourth quarter of 2004. Net revenues were CHF 3,622 million, up CHF 716 million, or 25%, compared to the fourth quarter of 2004, reflecting higher investment banking and trading revenues and the impact of foreign exchange translation into Swiss francs due to the strengthening of the US dollar against the Swiss franc. This improvement reflected a significant CHF 445 million, or 62%, increase in investment banking net revenues, a direct result of a continued focus on high-margin products and increased industry-wide activity. This improvement was offset by a CHF 708 million, or 27%, increase in operating expenses, driven largely by the foreign exchange translation impact and increased compensation accruals in line with higher net revenues. Net income was positively impacted by certain tax-related items that resulted in a CHF 132 million tax benefit in the fourth quarter of 2005. These include the release of tax contingency accruals due to the favorable settlement of certain tax audits and a decrease in the full-year effective tax rate below the rate used to accrue taxes during prior quarters in 2005 as a result of changes in the geographic mix of taxable income. Fourth quarter 2004 net income was positively impacted by a net credit release of CHF 118 million. Institutional Securities’ net income in the fourth quarter of 2005 decreased CHF 276 million, or 45%, compared to the strong third quarter, primarily reflecting lower trading revenues in a generally less favorable market environment.

The following table presents the results of the Institutional Securities segment:
						12 months

in CHF m	4Q2005	3Q2005	4Q2004	Change in % from 3Q2005	Change in % from 4Q2004	2005	2004	Change in % from 2004

Net interest income	428	713	827	(40)	(48)	3,159	3,720	(15)

Investment banking	1,163	1,126	718	3	62	3,864	3,328	16
Commissions and fees	720	681	649	6	11	2,663	2,702	(1)
Trading revenues including realized gains/(losses) from investment securities, net	1,096	1,617	626	(32)	75	4,491	2,680	68
Other revenues	215	166	86	30	150	925	690	34

Total noninterest revenues	3,194	3,590	2,079	(11)	54	11,943	9,400	27

Net revenues	3,622	4,303	2,906	(16)	25	15,102	13,120	15

Provision for credit losses	(12)	(41)	(118)	(71)	(90)	(73)	(35)	109

Compensation and benefits	2,019	2,278	1,600	(11)	26	8,264	7,429	11
Other expenses	1,328	1,121	1,039	18	28	5,379	3,946	36

Total operating expenses	3,347	3,399	2,639	(2)	27	13,643	11,375	20

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	287	945	385	(70)	(25)	1,532	1,780	(14)

Income tax expense/(benefit)	(132)	248	130	–	–	93	344	(73)
Minority interests, net of tax	83	85	(14)	(2)	–	371	123	202

Income from continuing operations before cumulative effect of accounting changes	336	612	269	(45)	25	1,068	1,313	(19)

Cumulative effect of accounting changes, net of tax	0	0	0	–	–	12	0	–

Net income	336	612	269	(45)	25	1,080	1,313	(18)

The following table presents key information of the Institutional Securities segment:
				12 months

	4Q2005	3Q2005	4Q2004	2005	2004

Cost/income ratio	92.4%	79.0%	90.8%	90.3%	86.7%

Compensation/revenue ratio	55.7%	52.9%	55.1%	54.7%	56.6%

Pre-tax margin	7.9%	22.0%	13.2%	10.1%	13.6%

Return on average allocated capital	9.3%	18.0%	10.3%	8.6%	12.8%
Average allocated capital in CHF m	14,391	13,568	10,485	12,545	10,261

Other data excluding minority interests
Cost/income ratio 1) 2)	94.6%	80.6%	90.4%	92.6%	87.5%

Compensation/revenue ratio 1)	57.1%	54.0%	54.8%	56.1%	57.2%

Pre-tax margin 1) 2)	5.8%	20.4%	13.7%	7.9%	12.7%

1) Excluding CHF 86 million, CHF 85 million, CHF -13 million, CHF 379 million and CHF 128 million in 4Q2005, 3Q2005, 4Q2004, 12 months 2005 and 12 months 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation.
2) Excluding CHF 3 million, CHF 0 million, CHF 1 million, CHF 8 million and CHF 5 million in 4Q2005, 3Q2005 and 4Q2004, 12 months 2005 and 12 months 2004, respectively, in minority interest expenses relating primarily to the FIN 46R consolidation.

The following table outlines selected balance sheet and other data of the Institutional Securities segment:
	31.12.05	30.09.05	31.12.04	Change in % from 30.09.05	Change in % from 31.12.04

Total assets in CHF bn	911.8	898.1	707.9	1.5	28.8

Number of employees (full-time equivalents)	18,809	17,787	16,498	6	14

For the full year 2005, Institutional Securities’ net income was CHF 1,080 million, a decrease of CHF 233 million, or 18%, compared to 2004. Excluding the CHF 624 million after-tax charge in the second quarter of 2005 to increase the reserve for certain private litigation matters, net income for the full year was CHF 1,704 million, an increase of CHF 391 million, or 30%, compared to the full year 2004.

The pre-tax margin (excluding minority interest-related revenues and expenses) for the fourth quarter of 2005 was 5.8% compared to 13.7% for the fourth quarter of 2004. The pre-tax margin (excluding minority interest-related revenues and expenses) for the full year 2005 decreased to 7.9% from 12.7% in 2004. Excluding the impact of the CHF 960 million pre-tax litigation charge in the second quarter of 2005, Institutional Securities demonstrated progress for the full year 2005 with the pre-tax margin (excluding minority interest-related revenues and expenses) increasing to 14.4% from 12.7% for the full year 2004.

As Institutional Securities’ businesses are managed on a US dollar basis, the strengthening of the US dollar against the Swiss franc from the fourth quarter of 2004 favorably impacted revenues and adversely affected expenses. In particular, net revenues in the fourth quarter of 2005, when translated into Swiss francs, were up 25% versus the fourth quarter of 2004, while in US dollar terms, they increased 12%. Similarly, total operating expenses, when translated into Swiss francs, were up 27%, while in US dollar terms they increased 14%.

Net revenues were CHF 3,622 million in the fourth quarter of 2005, up CHF 716 million, or 25%, compared to the fourth quarter of 2004, reflecting significantly higher revenues from underwriting and advisory and other fees, higher trading revenues and the foreign exchange translation impact of CHF 367 million resulting from the strengthening of the US dollar against the Swiss franc. Excluding minority interest-related revenues, net revenues increased CHF 617 million, or 21%. These improved revenues reflect Institutional Securities’ strategy of delivering a more focused franchise. Compared to the third quarter of 2005, net revenues were down CHF 681 million, or 16%, due primarily to weaker trading results in a generally less favorable market environment.

For the full year 2005, Institutional Securities reported net revenues of CHF 15,102 million, up CHF 1,982 million, or 15%, versus 2004, reflecting higher investment banking and trading revenues. This demonstrates Institutional Securities’ strength and leadership position in key business areas, including initial public offerings, leveraged finance, advanced execution services, emerging markets, prime brokerage and the increasingly important financial sponsor client base.

Provision for credit losses amounted to a net release of credit provisions of CHF 12 million in the fourth quarter of 2005, reflecting the continued favorable credit environment for lenders. This compares to a net release of CHF 118 million in the fourth quarter of 2004, which included a significant recovery from the sale of an impaired loan. Net credit releases for the full year 2005 were CHF 73 million, up from CHF 35 million in 2004. Compared to September 30, 2005, total impaired loans decreased CHF 72 million to CHF 512 million, and valuation allowances as a percentage of total impaired loans increased 18.6 percentage points to 89.1% as of December 31, 2005.

Total operating expenses were CHF 3,347 million in the fourth quarter of 2005, up CHF 708 million, or 27%, versus the fourth quarter of 2004. Compensation and benefits expense increased CHF 419 million, or 26%, primarily reflecting higher compensation accruals in line with higher net revenues and the foreign exchange translation impact of CHF 208 million resulting from the strengthening of the US dollar against the Swiss franc. Other expenses increased CHF 289 million, or 28%, reflecting a foreign exchange translation impact of CHF 124 million, as well as a CHF 60 million lower insurance settlement than in the fourth quarter of 2004. Additional specific drivers of other expenses in the fourth quarter of 2005 were a contingency accrual of CHF 28 million for value-added tax and CHF 24 million for premiums paid for policies acquired in the expanded life insurance finance business. Revenues from this business will not be realized until future periods. The Financial Accounting Standards Board is expected to issue new guidance in early 2006 that would permit the policies acquired in this business to be carried at fair value and, as a result, premium costs would be capitalized rather than being expensed as incurred.

For the full year 2005, Institutional Securities reported total operating expenses of CHF 13,643 million, an increase of CHF 2,268 million, or 20%, versus 2004. This included the impact of the CHF 960 million charge in the second quarter of 2005 to increase the reserve for certain private litigation matters. Excluding the impact of this litigation charge, total operating expenses in 2005 increased CHF 1,308 million, or 11%, reflecting an increase in compensation and benefits and other expenses, partially offset by lower severance costs.

The following table presents the revenue details of the Institutional Securities segment:
						12 months

in CHF m	4Q2005	3Q2005	4Q2004	Change in % from 3Q2005	Change in % from 4Q2004	2005	2004	Change in % from 2004

Debt underwriting	498	482	303	3	64	1,751	1,620	8
Equity underwriting	344	263	199	31	73	930	745	25

Underwriting	842	745	502	13	68	2,681	2,365	13

Advisory and other fees	321	381	216	(16)	49	1,183	963	23

Total investment banking	1,163	1,126	718	3	62	3,864	3,328	16

Fixed income	1,341	1,770	1,278	(24)	5	6,231	5,507	13
Equity	966	1,239	828	(22)	17	3,965	3,472	14

Total trading	2,307	3,009	2,106	(23)	10	10,196	8,979	14

Other (including loan portfolio)	152	168	82	(10)	85	1,042	813	28

Net revenues	3,622	4,303	2,906	(16)	25	15,102	13,120	15

Total investment banking revenues include debt underwriting, equity underwriting and advisory and other fees. In the fourth quarter of 2005, investment banking revenues totaled CHF 1,163 million, up CHF 445 million, or 62%, versus the fourth quarter of 2004, reflecting a CHF 340 million, or 68%, increase in underwriting fees and a CHF 105 million, or 49%, increase in advisory and other fees. This strong investment banking performance reflected the impact of the newly established financing platform, which integrated the capital markets, leveraged finance origination and structuring teams. Institutional Securities also benefited from a leading position in the financial sponsors business.

Debt underwriting revenues in the fourth quarter of 2005 were CHF 498 million, up CHF 195 million, or 64%, compared to the fourth quarter of 2004, reflecting primarily higher results in the leveraged finance and structured products businesses. For the full year 2005, debt underwriting revenues were CHF 1,751 million, up CHF 131 million, or 8%, versus 2004. The leveraged finance franchise remained strong as corporate issuance continued to shift from the high-yield securities market to the syndicated loan market. For the full year 2005, Institutional Securities ranked third in global high-yield securities new issuance volumes. International Financing Review named Institutional Securities the US Leveraged Loan House and the US Loan Trading House of the Year. In Europe, Institutional Securities won High Yield House of the Year from Financial News , and in Asia, FinanceAsia recognized Institutional Securities as Best High Yield Bond House in the region. Institutional Securities’ emerging markets leadership was recognized by International Financing Review , winning Emerging Market Bond House and Latin American Bond House of 2005. Institutional Securities ranked tenth in global investment grade new issuance volumes for the full year 2005, down from third in 2004, but reported a substantial improvement in the profitability of the business consistent with its strategy.

Equity underwriting revenues were CHF 344 million in the fourth quarter of 2005, an increase of CHF 145 million, or 73%, compared to the fourth quarter of 2004. For the full year 2005, equity underwriting revenues were CHF 930 million, up CHF 185 million, or 25%, versus 2004. These improvements were due to higher industry-wide equity issuance activity and increased initial public offering market share in the Americas and Europe. This strong result underscores Institutional Securities’ leadership position in initial public offerings, ranking first in global market share for the full year 2005. Institutional Securities also ranked first in initial public offering market share in the Americas and Europe, Middle East and Africa (EMEA) for the full year 2005. Institutional Securities participated in a number of high profile transactions in the fourth quarter of 2005, including the initial public offering for China Construction Bank Corporation, the world’s largest initial public offering since 2001 and the largest initial public offering ever in China and in Non-Japan Asia. Other key transactions in the quarter highlighted the success of the equity franchise across a broad spectrum of industries and included initial public offerings for Goodman Fielder Ltd. (an Australian food company), Tokyo Star Bank (a Japanese regional bank) and Kazakhmys Plc (a global copper miner and refiner).

Advisory and other fees of CHF 321 million in the fourth quarter of 2005 were up CHF 105 million, or 49%, compared to the fourth quarter of 2004. This increase was primarily due to higher industry-wide activity and increased market share in both global announced and completed mergers and acquisitions. Advisory and other fees declined CHF 60 million, or 16%, compared to the strong third quarter of 2005, which included a number of high-fee transactions. For the full year 2005, advisory and other fees increased CHF 220 million, or 23%, to CHF 1,183 million versus 2004, primarily due to an increase in industry-wide activity and increased market share. For the full year 2005, Institutional Securities ranked tenth in global announced mergers and acquisitions (up from eleventh in 2004) and eighth in global completed mergers and acquisitions (up from ninth in 2004). Notable transactions announced in the fourth quarter of 2005 reflected the breadth of Institutional Securities’ advisory business as well as its strength in the financial sponsors business and included the Apax Partners, Inc. acquisition of Tommy Hilfiger Corporation, the sale of Accellent, Inc. to Kohlberg Kravis Roberts & Company, the sale of Scientific-Atlanta, Inc. to Cisco Systems Inc. and the sale of Alliance UniChem Plc to Boots Group Plc.

Total trading revenues include results from fixed income and equity sales and trading. Total trading revenues for the fourth quarter of 2005 were CHF 2,307 million, up CHF 201 million, or 10%, compared to the fourth quarter of 2004 and CHF 702 million, or 23%, lower compared to the third quarter of 2005, which was characterized by an unusually strong market environment as the typical summer slowdown did not materialize. For the full year 2005, total trading revenues increased CHF 1,217 million, or 14%, to CHF 10,196 million versus 2004, reflecting improved results in both fixed income and equity trading. These results highlight Institutional Securities’ strength in key strategic areas including commercial and residential mortgage-backed securities, emerging markets and prime services.

Institutional Securities’ average daily VaR in the fourth quarter of 2005 was CHF 71 million, up from CHF 53 million in the fourth quarter of 2004 and up from CHF 63 million in the third quarter of 2005. The increase in average VaR from the third quarter of 2005 was due to an increase in equity risk mainly from an increase in equity trading positions. The increase in equity risk was partially offset by a reduction in interest rate VaR due to reduced volatility observed over the last two years in the dataset used to compute VaR. Average allocated capital increased CHF 3.9 billion versus the fourth quarter of 2004 and CHF 0.8 billion versus the third quarter of 2005, in line with the strategy to extend incremental capital to support high-growth and high-margin activities.

Fixed income trading generated revenues of CHF 1,341 million in the fourth quarter of 2005, an increase of CHF 63 million, or 5%, compared to the fourth quarter of 2004. The market environment in the fourth quarter of 2005 was challenging for many products as the yield curve continued to flatten and credit spreads widened. Reduced hedge fund activity negatively impacted customer-driven transaction revenues in the rate and credit products businesses. The increase in fixed income trading revenues versus the fourth quarter of 2004 primarily reflected improved performance in the commercial mortgage-backed securities and collateralized debt obligations businesses, both of which benefited from an increase in the volume of transactions that closed in the fourth quarter of 2005. These results were partially offset by weaker results in global foreign exchange positioning, emerging markets trading, US high grade and leveraged finance. Compared to the third quarter of 2005, fixed income trading revenues declined CHF 429 million, or 24%, resulting primarily from lower residential mortgage-backed securities revenues due to the CHF 216 million positive adjustment resulting from a change in the estimate of fair value of retained interests in residential mortgage-backed securities in the third quarter of 2005 and lower emerging markets trading, high grade and leveraged finance revenues. Fixed income trading revenues for the full year 2005 increased CHF 724 million, or 13%, to CHF 6,231 million versus 2004. The full-year results reflected improvements in commercial and residential mortgage-backed securities and Latin America and other emerging markets trading, all of which are key growth areas in the industry, partially offset by weaker results in US high grade and global foreign exchange positioning.

Equity trading revenues increased CHF 138 million, or 17%, to CHF 966 million in the fourth quarter of 2005 versus the fourth quarter of 2004, reflecting higher revenues in prime services, partially offset by lower revenues in equity derivatives and equity proprietory trading. Advanced execution services continued to experience strong growth, and the platform was recognized as the number one algorithmic trading platform in the market according to the 2005 US Equity Trading Survey published by Institutional Investor . Equity trading revenues decreased CHF 273 million, or 22%, compared to the third quarter of 2005, with lower revenues recorded in most business areas. Market conditions in the convertibles business continued to be difficult with low levels of volatility and issuance for most of the fourth quarter of 2005. For the full year 2005, equity trading revenues increased CHF 493 million, or 14%, to CHF 3,965 million versus 2004. These results reflected higher revenues in prime services, the global cash business and equity proprietory trading, partially offset by lower revenues in the convertibles and derivatives businesses.

Other (including loan portfolio) revenues of CHF 152 million in the fourth quarter of 2005 increased CHF 70 million, or 85%, compared to the fourth quarter of 2004. For the full year 2005, other (including loan portfolio) revenues of CHF 1,042 million were up CHF 229 million, or 28%, compared to the full year 2004. These increases were due to higher minority interest-related revenues.

Wealth & Asset Management

Wealth & Asset Management offers international asset management services – including a broad range of investment funds – to institutional and private investors. It also provides financial advisory services to wealthy individuals and corporate clients.

Wealth & Asset Management comprises Credit Suisse Asset Management, Alternative Capital, Private Client Services and Other.

Wealth & Asset Management reported net income of CHF 182 million in the fourth quarter of 2005, an increase of CHF 119 million, or 189%, compared to the fourth quarter of 2004, due primarily to higher revenues in all key business areas and lower severance costs, offset in part by higher other expenses. Net income increased CHF 81 million, or 80%, compared to the third quarter of 2005, reflecting higher revenues in Alternative Capital and Credit Suisse Asset Management, offset in part by higher other expenses. For the full year 2005, net income increased CHF 133 million, or 25%, to CHF 663 million versus 2004. The full year results were driven primarily by a higher level of investment-related gains in Alternative Capital.

The following table presents the results of the Wealth & Asset Management segment:
						12 months

in CHF m	4Q2005	3Q2005	4Q2004	Change in % from 3Q2005	Change in % from 4Q2004	2005	2004	Change in % from 2004

Net interest income	(3)	11	14	–	–	29	55	(47)

Asset management and administrative fees	728	628	659	16	10	2,575	2,466	4
Trading revenues including realized gains/(losses) from investment securities, net	45	37	37	22	22	184	182	1
Other revenues	708	574	318	23	123	2,446	1,499	63

Total noninterest revenues	1,481	1,239	1,014	20	46	5,205	4,147	26

Net revenues	1,478	1,250	1,028	18	44	5,234	4,202	25

Compensation and benefits	340	333	352	2	(3)	1,215	1,196	2
Other expenses	440	353	323	25	36	1,472	1,343	10
of which commission and distribution expenses	221	189	161	17	37	779	766	2
of which intangible asset impairment	0	0	5	–	(100)	0	5	(100)

Total operating expenses	780	686	675	14	16	2,687	2,539	6

Income from continuing operations before taxes and minority interests	698	564	353	24	98	2,547	1,663	53

Income tax expense	60	30	38	100	58	213	184	16
Minority interests, net of tax	456	433	252	5	81	1,671	949	76

Net income	182	101	63	80	189	663	530	25

The following table presents the revenue details of the Wealth & Asset Management segment:
						12 months

in CHF m	4Q2005	3Q2005	4Q2004	Change in % from 3Q2005	Change in % from 4Q2004	2005	2004	Change in % from 2004

Credit Suisse Asset Management	512	482	473	6	8	1,935	1,841	5
Alternative Capital	204	121	213	69	(4)	589	549	7
Private Client Services	70	70	66	0	6	265	264	0
Other	0	0	1	–	–	0	0	–

Total before investment-related gains	786	673	753	17	4	2,789	2,654	5

Investment-related gains 1)	224	139	19	61	–	750	588	28

Net revenues before minority interests	1,010	812	772	24	31	3,539	3,242	9

Minority interest revenues 2)	468	438	256	7	83	1,695	960	77

Net revenues	1,478	1,250	1,028	18	44	5,234	4,202	25

1) Includes realized and unrealized gains/losses from investments as well as net interest income, trading and other revenues associated with Alternative Capital and Other.
2) Reflects minority interest revenues relating primarily to the FIN 46R consolidation.

As Wealth & Asset Management’s businesses are managed on a US dollar basis, the strengthening of the dollar against the Swiss franc from the fourth quarter of 2004 favorably impacted net revenues and adversely affected expenses. In particular, revenues in the fourth quarter of 2005, when translated into Swiss francs, were up 44% versus the fourth quarter of 2004, while in US dollar terms, they increased 30%. Similarly, total operating expenses in the fourth quarter of 2005, when translated into Swiss francs, were up 16%, while in US dollar terms, they increased 5%.

Net revenues in the fourth quarter of 2005 were CHF 1,478 million, up CHF 450 million, or 44%, compared to the fourth quarter of 2004. Net revenues (excluding minority interest-related revenues) increased CHF 238 million, or 31%, due primarily to a higher level of investment-related gains in Alternative Capital. Revenues before investment-related gains in the fourth quarter of 2005 were CHF 786 million, up CHF 33 million, or 4%, compared to the fourth quarter of 2004, due primarily to better performance in Credit Suisse Asset Management. Revenues before investment-related gains were up CHF 113 million, or 17%, compared to the third quarter of 2005, due primarily to higher placement fees in the private funds business of Alternative Capital, which benefited from the seasonal end-of-year movement into alternative investment vehicles. For the full year 2005, revenues before investment-related gains were up CHF 135 million, or 5%, to CHF 2,789 million versus the full year 2004 due to higher placement fees in Alternative Capital and higher management fees in Credit Suisse Asset Management.

In the fourth quarter of 2005, investment-related gains were CHF 224 million, an increase of CHF 205 million versus the fourth quarter of 2004. This increase was driven by a higher level of private equity gains. Investment-related gains increased CHF 85 million, or 61%, compared to the third quarter of 2005. In the fourth quarter of 2005, investment-related gains included gains resulting from the sale of private equity investments in Mueller Water Products, Inc., Basic Energy Services, Inc., Accellent, Inc. and Safilo S.p.A. In the fourth quarter of 2005, private equity funds managed by Alternative Capital invested or committed over USD 894 million, bringing the full-year 2005 total to USD 3.1 billion. Investment-related gains for the full year 2005 increased CHF 162 million, or 28%, to CHF 750 million versus the full year 2004, driven by a higher level of private equity gains.

In the fourth quarter of 2005, minority interest-related revenues from the consolidation of certain private equity funds primarily under FIN 46R, increased CHF 212 million, or 83%, to CHF 468 million compared to the fourth quarter of 2004. For the full year 2005, minority interest-related revenues totaled CHF 1,695 million, up CHF 735 million, or 77%, versus 2004.

Total operating expenses in the fourth quarter of 2005 increased CHF 105 million, or 16%, to CHF 780 million compared to the fourth quarter of 2004. This increase was driven by higher other expenses, primarily due to the foreign exchange translation impact of CHF 41 million due to the strengthening of the US dollar against the Swiss franc. The increase in other expenses also reflected higher professional fees in Alternative Capital and an increase in commissions in Credit Suisse Asset Management and Alternative Capital. Compensation and benefits expense was down CHF 12 million, or 3%, reflecting lower compensation accruals. Compared to the third quarter of 2005, total operating expenses increased CHF 94 million, or 14%, primarily due to higher other expenses, resulting from an increase in professional fees in Alternative Capital and higher commissions in Credit Suisse Asset Management. For the full year 2005, total operating expenses increased CHF 148 million, or 6%, to CHF 2,687 million versus 2004, primarily reflecting higher professional fees in Alternative Capital. The increase in professional fees was due primarily to consulting fees paid to managers who continue to assist in managing portfolios of certain funds spun off from Alternative Capital.

Wealth & Asset Management reported net asset outflows of CHF 0.8 billion during the fourth quarter of 2005. This result reflected outflows of CHF 3.4 billion in Credit Suisse Asset Management, primarily due to redemptions in money market funds, partially offset by inflows of CHF 1.7 billion in Alternative Capital and inflows of CHF 0.9 billion in Private Client Services. Assets under management as of December 31, 2005, were CHF 608.8 billion, up CHF 55.9 billion, or 10.1%, compared to September 30, 2005, due to an internal transfer of a cash management business from the Institutional Securities prime services business to Credit Suisse Asset Management, market performance and exchange rate movements, partially offset by net asset outflows.

The following table presents key information for the Wealth & Asset Management segment:
				12 months

	4Q2005	3Q2005	4Q2004	2005	2004

Cost/income ratio	52.8%	54.9%	65.7%	51.3%	60.4%

Compensation/revenue ratio	23.0%	26.6%	34.2%	23.2%	28.5%

Pre-tax margin	47.2%	45.1%	34.3%	48.7%	39.6%

Return on average allocated capital	45.2%	25.8%	23.1%	45.9%	45.8%
Average allocated capital in CHF m	1,609	1,568	1,089	1,445	1,158

Net new assets in CHF bn
Credit Suisse Asset Management 1)	(3.4)	1.8	(3.2)	(0.2)	(2.3)
Alternative Capital	1.7	(0.2)	1.1	4.9	3.3
Private Client Services	0.9	2.5	1.9	6.8	1.6

Total net new assets	(0.8)	4.1	(0.2)	11.5	2.6

Other data excluding minority interests
Cost/income ratio 2) 3)	76.0%	83.9%	86.9%	75.2%	78.0%

Compensation/revenue ratio 2)	33.7%	41.0%	45.6%	34.3%	36.9%

Pre-tax margin 2) 3)	24.0%	16.1%	13.1%	24.8%	22.0%

1) Credit Suisse Asset Management balances for net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.
2) Excluding CHF 468 million, CHF 438 million, CHF 256 million, CHF 1,695 million and CHF 960 million in 4Q2005, 3Q2005, 4Q2004, 12 months 2005 and 12 months 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation.
3) Excluding CHF 12 million, CHF 5 million, CHF 4 million, CHF 24 million and CHF 11 million in 4Q2005, 3Q2005, 4Q2004, 12 months 2005 and 12 months 2004, respectively, in minority interest expenses relating primarily to the FIN 46R consolidation.

The following table outlines selected balance sheet and other data of the Wealth & Asset Management segment:
in CHF bn	31.12.05	30.09.05	31.12.04	Change in % from 30.09.05	Change in % from 31.12.04

Assets under management
Credit Suisse Asset Management 1)	485.1	434.9	386.7	11.5	25.4
Alternative Capital	48.4	45.1	36.6	7.3	32.2
Private Client Services	75.3	72.9	59.1	3.3	27.4

Total assets under management	608.8	552.9	482.4	10.1	26.2

of which advisory	205.6	198.8	169.2	3.4	21.5
of which discretionary	403.2	354.1	313.2	13.9	28.7

Active private equity investments	1.4	1.4	1.1	0.0	27.3

Number of employees (full-time equivalents)	3,035	3,007	2,981	1	2

1) Credit Suisse Asset Management balances for assets under management include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.

Life & Pensions

Life & Pensions is a leading provider of life insurance and pension solutions to private and corporate clients. It serves its home market Switzerland and a focused portfolio of international markets in Europe and Asia through multiple distribution channels.

Life & Pensions reported stable net income of CHF 152 million in the fourth quarter of 2005 compared to the fourth quarter of 2004. In 2005, Life & Pensions continued its focus on technical performance, reflected by an improved risk margin, while maintaining good growth dynamics. Net income was CHF 490 million in the full year 2005, a decline of CHF 32 million, or 6%, compared to 2004, primarily attributable to the adverse net impact after tax and policyholder participations of CHF 61 million related to changes in actuarial assumptions and models (which strengthened the reserves and reduced insurance-related intangible assets) in the third quarter of 2005. Additionally, net income reflected a lower release of valuation allowances on deferred tax assets in 2005.

The following table presents the results of the Life & Pensions segment:
						12 months

in CHF m	4Q2005	3Q2005	4Q2004	Change in % from 3Q2005	Change in % from 4Q2004	2005	2004	Change in % from 2004

Gross premiums written	1,953	1,843	1,944	6	0	10,618	10,298	3

Net premiums earned	1,969	1,840	1,936	7	2	10,585	10,235	3

Net investment income	1,507	2,291	1,840	(34)	(18)	7,087	5,855	21
Other revenues, including fees, and net revenues from deposit business	151	115	163	31	(7)	525	528	(1)

Net revenues	3,627	4,246	3,939	(15)	(8)	18,197	16,618	10

Policyholder benefits incurred	2,440	2,364	2,220	3	10	12,107	11,791	3
Investment income credited to policyholder account balances	351	1,116	743	(69)	(53)	2,452	1,452	69
Dividends to policyholders incurred	193	51	345	278	(44)	1,047	901	16
Provision for credit losses	6	(3)	(2)	–	–	2	(6)	–

Total benefits, dividends and credit losses	2,990	3,528	3,306	(15)	(10)	15,608	14,138	10

Insurance underwriting and acquisition expenses	114	330	100	(65)	14	734	542	35
Administration expenses	259	256	250	1	4	1,012	991	2
Other expenses	38	30	57	27	(33)	136	232	(41)
Restructuring charges	1	0	3	–	(67)	1	11	(91)

Total operating expenses	412	616	410	(33)	0	1,883	1,776	6

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	225	102	223	121	1	706	704	0

Income tax expense/(benefit)	61	0	65	–	(6)	188	149	26
Minority interests, net of tax	12	6	4	100	200	28	22	27

Income from continuing operations before cumulative effect of accounting changes	152	96	154	58	(1)	490	533	(8)

Income/(loss) from discontinued operations, net of tax	0	0	(2)	–	(100)	0	(12)	(100)
Cumulative effect of accounting changes, net of tax	0	0	0	–	–	0	1	(100)

Net income	152	96	152	58	0	490	522	(6)

The following table presents key information of the Life & Pensions segment:
				12 months

	4Q2005	3Q2005	4Q2004	2005	2004

Total business volume in CHF m 1)	3,979	3,728	3,958	17,685	16,777

Expense ratio 2)	9.4%	15.7%	8.8%	9.9%	9.1%

Return on average allocated capital	12.8%	7.3%	12.1%	9.9%	10.1%
Average allocated capital in CHF m	5,124	5,596	5,143	5,240	5,371

1) Gross premiums written from traditional business and policyholder deposits from investment-type products.
2) Insurance underwriting, acquisition and administration expenses as a percentage of total business volume.

The following table outlines selected balance sheet and other data of the Life & Pensions segment:
	31.12.05	30.09.05	31.12.04	Change in % from 30.09.05	Change in % from 31.12.04

Assets under management (discretionary) in CHF bn 1)	126.0	125.1	115.5	0.7	9.1

Technical provisions in CHF bn	119.4	119.0	110.5	0.3	8.1

Number of employees (full-time equivalents)	6,913	6,987	6,524	(1)	6

1) Based on savings-related provisions for policyholders plus off-balance sheet assets.

Total business volume was CHF 3,979 million in the fourth quarter of 2005, a slight increase compared to the fourth quarter of 2004, reflecting primarily growth in deposit business in the UK and Japan, offset by the effect of the transfer to Private Banking in 2005 of a portfolio of business, which had CHF 419 million in deposits in the fourth quarter of 2004. Gross premiums written were unchanged at CHF 1,953 million in the fourth quarter of 2005 compared to the fourth quarter of 2004, reflecting growth in Spain and Germany, offset by a decline in the Swiss individual single-premium business. Total business volume for the full year 2005 grew to 17,685 million, up CHF 908 million, or 5%, compared to 2004, reflecting strong growth in the deposit business in the UK, Central and Eastern Europe and Japan, and solid growth in gross premiums written in Germany, Spain and the Swiss group life business. Total business volume in 2004 included CHF 619 million in deposits from the business transferred to Private Banking.

Net investment income in the fourth quarter of 2005 declined CHF 333 million, or 18%, compared to the fourth quarter of 2004, primarily reflecting a lower level of market appreciation on the underlying assets backing the unit-linked business, which was credited to policyholder account balances. Net investment return backing traditional life policies declined to 4.6% in the fourth quarter of 2005 from 4.9% in the fourth quarter of 2004, partly due to lower reinvestment rates. Net investment income in the full year 2005 strongly increased CHF 1,232 million, or 21%, compared to 2004, due primarily to significantly higher market appreciation on the underlying assets backing the unit-linked business, which were credited to policyholder account balances. Net investment return backing traditional life policies for the full year 2005 increased 0.1 percentage points to 4.9%, compared to 2004. The related income was substantially distributed to policyholders.

The following table presents the investment income of the Life & Pensions segment:
						12 months

in CHF m	4Q2005	3Q2005	4Q2004	Change in % from 3Q2005	Change in % from 4Q2004	2005	2004	Change in % from 2004

Net current investment income	917	1,000	949	(8)	(3)	3,925	4,007	(2)
of which backing traditional life policies	890	911	874	(2)	2	3,651	3,735	(2)
of which backing unit-linked liabilities general account	27	89	75	(70)	(64)	274	272	1
Realized gains/(losses), net	590	1,291	891	(54)	(34)	3,162	1,848	71
of which backing traditional life policies	305	332	306	(8)	0	1,242	923	35
of which backing unit-linked liabilities general account 1)	285	959	585	(70)	(51)	1,920	925	108

Net investment income	1,507	2,291	1,840	(34)	(18)	7,087	5,855	21

Investment income separate account	149	274	219	(46)	(32)	680	258	164

1) Including market appreciation/depreciation of the underlying assets.

The following table presents the investment return of the Life & Pensions segment:
				12 months

	4Q2005	3Q2005	4Q2004	2005	2004

Net current investment return backing traditional life policies	3.5%	3.6%	3.6%	3.7%	3.8%
Realized gains/(losses) backing traditional life policies	1.1%	1.3%	1.3%	1.2%	1.0%

Net investment return backing traditional life policies	4.6%	4.9%	4.9%	4.9%	4.8%

Average assets backing traditional life policies in CHF bn	103.0	102.3	96.6	99.9	97.3

The expense ratio in the fourth quarter of 2005 increased 0.6 percentage points to 9.4% compared to the same quarter of 2004. Insurance underwriting and acquisition expenses in the fourth quarter of 2005 increased CHF 14 million, or 14%, to CHF 114 million, reflecting primarily increased amortization of deferred policy acquisition costs (DAC) and present value of future profits (PVFP) in Germany, partly offset by lower amortization cost in Switzerland. Administration expenses in the fourth quarter of 2005 were CHF 259 million, up CHF 9 million, or 4%, reflecting higher marketing expenses. The expense ratio increased to 9.9% in 2005 from 9.1% in 2004, primarily reflecting a CHF 192 million, or 35%, increase in insurance underwriting and acquisition expenses due to the adverse effect of changes in actuarial assumptions and models implemented in the third quarter of 2005. Full-year 2005 administration expenses grew by CHF 21 million, or 2%, compared to a 5% growth in total business volume, reflecting successful cost efficiency measures in mature markets.

Income tax expense of CHF 61 million in the fourth quarter of 2005 included a CHF 22 million charge related to the completion of a tax audit with respect to an entity divested in 2002. Income tax expense of CHF 188 million for the full year 2005 included this charge and a CHF 31 million release in the valuation allowance on deferred tax assets in relation to tax loss carry-forwards created in prior years, compared to a CHF 72 million release in 2004. These releases reflect management's expectation of improved future taxable earnings.

Non-Life

Non-Life provides insurance products to private clients and small and medium-sized corporate clients. It is the leading provider in the Swiss market and is established in key markets in North America and Europe.

Non-Life reported net income of CHF 126 million in the fourth quarter of 2005 compared to a net loss of CHF 177 million in the fourth quarter of 2004. The fourth-quarter 2004 net loss included the CHF 242 million after-tax charge related to the sale of Winterthur International in 2001. The related dispute was settled in the fourth quarter of 2005 (as described in the Notes to the condensed consolidated financial statements). For the full year 2005, net income increased CHF 372 million to CHF 578 million, resulting primarily from the significantly improved underwriting results, reflected in the improvement in the combined ratio of 3.5 percentage points for the full year 2005 and the 2004 charge related to the sale of Winterthur International. Additionally, net income reflected a higher release of valuation allowances on deferred tax assets in 2005. With the exception of the unusually heavy rainfall and flooding in Switzerland in August 2005, Non-Life was not significantly impacted by the high level of world catastrophic events in 2005, reflecting the exit from certain risk exposures and geographic areas in recent years.

The following table presents the results of the Non-Life segment:
						12 months

in CHF m	4Q2005	3Q2005	4Q2004	Change in % from 3Q2005	Change in % from 4Q2004	2005	2004	Change in % from 2004

Gross premiums written	1,705	1,717	1,671	(1)	2	10,651	10,768	(1)

Reinsurance ceded	(39)	(39)	5	0	–	(310)	(351)	(12)
Change in provisions for unearned premiums	922	922	907	0	2	44	(72)	–

Net premiums earned	2,588	2,600	2,583	0	0	10,385	10,345	0

Net investment income	229	287	223	(20)	3	1,068	1,060	1
Other revenues including fees	73	50	29	46	152	235	128	84

Net revenues	2,890	2,937	2,835	(2)	2	11,688	11,533	1

Claims and annuities incurred	1,722	1,962	1,968	(12)	(13)	7,479	7,771	(4)
Dividends to policyholders incurred	136	87	126	56	8	436	380	15
Provision for credit losses	1	1	0	0	–	2	0	–

Total claims, dividends and credit losses	1,859	2,050	2,094	(9)	(11)	7,917	8,151	(3)

Insurance underwriting and acquisition expenses	346	385	378	(10)	(8)	1,446	1,438	1
Administration expenses	266	297	236	(10)	13	1,107	1,143	(3)
Other expenses	140	49	366	186	(62)	294	476	(38)
Restructuring charges	2	0	5	–	(60)	3	77	(96)

Total operating expenses	754	731	985	3	(23)	2,850	3,134	(9)

Income from continuing operations before taxes and minority interests	277	156	(244)	78	–	921	248	271

Income tax expense/(benefit)	137	(61)	(50)	–	–	263	(19)	–
Minority interests, net of tax	7	15	(2)	(53)	–	53	24	121

Income from continuing operations	133	202	(192)	(34)	–	605	243	149

Income/(loss) from discontinued operations, net of tax	(7)	(12)	15	(42)	–	(27)	(37)	(27)

Net income	126	190	(177)	(34)	–	578	206	181

The following table presents key information of the Non-Life segment:
				12 months

	4Q2005	3Q2005	4Q2004	2005	2004

Combined ratio	90.2%	101.8%	100.0%	96.6%	100.1%

Expense ratio 1)	23.6%	26.3%	23.8%	24.6%	24.9%

Claims ratio 2)	66.6%	75.5%	76.2%	72.0%	75.2%

Return on average allocated capital	27.7%	42.2%	(35.6%)	32.6%	10.6%
Average allocated capital in CHF m	1,929	1,943	2,014	1,934	2,167

1) Insurance underwriting, acquisition and administration expenses as a percentage of net premiums earned.
2) Claims and annuities incurred as a percentage of net premiums earned.

The following table outlines selected balance sheet and other data of the Non-Life segment:
	31.12.05	30.09.05	31.12.04	Change in % from 30.09.05	Change in % from 31.12.04

Assets under management (discretionary) in CHF bn	27.3	27.8	24.1	(1.8)	13.3

Technical provisions in CHF bn	25.7	27.4	25.0	(6.4)	2.7

Number of employees (full-time equivalents)	12,046	12,456	12,844	(3)	(6)

Net premiums earned in the fourth quarter of 2005 were maintained at CHF 2,588 million compared to the fourth quarter of 2004, supported in part by higher premiums in the non-motor business in Spain, offset by higher ceded reinsurance premiums. For the full year 2005, net premiums earned were also unchanged at CHF 10,385 million, reflecting primarily organic growth and tariff increases in Switzerland and Spain, partially offset by selective underwriting in the US and Germany. In Germany, market pressure in the motor business is ongoing and management continues to take measures, including new product initiatives, to address these conditions.

Net investment return in the fourth quarter of 2005 was 3.5% compared to 3.8% in the fourth quarter of 2004, reflecting primarily lower realized gains, partly offset by lower impairments in equity securities. For the full year 2005, net investment return decreased from 4.4% to 4.2%, primarily reflecting lower realized gains in bonds.

The combined ratio in the fourth quarter of 2005 was 90.2%, a decrease of 9.8 percentage points compared to the same quarter of 2004. This unusually low ratio reflected a favorable claims experience. For the full year 2005, the combined ratio fell by 3.5 percentage points to 96.6% versus 2004. This was primarily driven by overall lower claims, despite the impact from the heavy rainfall and flooding in Switzerland in the summer of 2005. Improvements in cost and claims management also contributed to the lower combined ratio.

The expense ratio decreased slightly to 23.6% in the fourth quarter of 2005 compared to the fourth quarter of 2004, with increased administration expenses offset by lower insurance underwriting and acquisition expenses. Administration expenses in the fourth quarter of 2005 increased CHF 30 million, or 13%, to CHF 266 million from CHF 236 million in the fourth quarter of 2004, driven by increased marketing and project costs in certain markets in the fourth quarter of 2005. The decline in insurance underwriting and acquisition expenses primarily reflected the termination of a reinsurance contract in Germany. For the full year 2005, the expense ratio improved slightly to 24.6% compared to 24.9% in 2004, primarily reflecting lower administration expenses. The decrease in administration expenses was primarily due to ongoing strict cost management. Full-year 2005 insurance underwriting and acquisition expenses were flat, in line with net premiums earned.

Other expenses in the fourth quarter of 2005 decreased CHF 226 million, or 62%, compared to the fourth quarter of 2004, due primarily to the pre-tax charge of CHF 310 million related to the sale of Winterthur International. Other expenses in 2005 decreased CHF 182 million, or 38%, compared to 2004, primarily reflecting this fourth-quarter 2004 charge.

Income tax expense was CHF 137 million in the fourth quarter of 2005, up CHF 187 million from the fourth quarter of 2004, reflecting the improved profitability of the Non-Life operations in most markets combined with higher tax charges in Switzerland related to the increased valuation of a subsidiary (following its improved results) and the fourth-quarter 2004 tax benefit of CHF 68 million for the charge relating to the sale of Winterthur International. The income tax expense for the full year 2005 was CHF 263 million compared to a CHF 19 million tax benefit in 2004. This was driven by the factors mentioned above, higher taxable dividends from consolidated participations in 2005, and the release of valuation allowances on deferred tax assets in the amount of CHF 132 million compared to a CHF 59 million release in 2004. These releases reflect management's expectation of improved future taxable earnings.

Non-Life announced in the fourth quarter of 2005 the divestiture of its Canadian subsidiary, the Citadel General Assurance Company to AXA Canada, a wholly owned subsidiary of AXA, S.A. Subject to regulatory and antitrust approval, the transaction is scheduled for completion in the first quarter of 2006.

For additional information relating to contingencies involving the sale of Winterthur International, see the “Guarantees and Commitments” and “Litigation” Notes to the condensed consolidated financial statements.

The following table presents the investment income of the Non-Life segment:
						12 months

in CHF m	4Q2005	3Q2005	4Q2004	Change in % from 3Q2005	Change in % from 4Q2004	2005	2004	Change in % from 2004

Net current investment income	209	220	195	(5)	7	871	844	3
Realized gains/(losses), net	20	67	28	(70)	(29)	197	216	(9)

Net investment income	229	287	223	(20)	3	1,068	1,060	1

The following table presents the investment return of the Non-Life segment:
				12 months

	4Q2005	3Q2005	4Q2004	2005	2004

Net current investment return	3.2%	3.4%	3.3%	3.5%	3.5%
Realized gains/(losses), net	0.3%	1.0%	0.5%	0.7%	0.9%

Net investment return	3.5%	4.4%	3.8%	4.2%	4.4%

Average assets in CHF bn	26.2	26.2	23.3	25.1	23.9

Investments for Life & Pensions and Non-Life

Winterthur’s investment portfolios are managed according to a defined process and set of guidelines in order to meet the diversification, credit quality, yield and liquidity requirements of policy liabilities.

Investments include debt instruments such as government and corporate bonds, loans, and mortgage loans, real estate, equities and alternative assets.

The following table illustrates the investment portfolio of Life & Pensions and Non-Life by investment type:
	31.12.05		31.12.04

in CHF m	Book value	Fair value	Book value	Fair value

Debt securities - held-to-maturity	10,052	10,523	10,141	10,336
Debt securities - available-for-sale	78,431	78,431	70,937	70,937
Equity securities - available-for-sale	8,885	8,885	5,950	5,950
Debt securities - trading	1,670	1,670	1,771	1,771
Equity securities - trading	17,988	17,988	10,818	10,818
Mortgage loans	10,027	10,027	10,028	10,028
Loans	5,320	5,320	5,063	5,063
Real estate	8,700	8,940	8,417	8,825
Other investments	1,421	1,421	3,562	3,562

Investments, general account	142,494	143,205	126,687	127,290

Investments, separate account	5,920	5,920	4,490	4,490

Total investments	148,414	149,125	131,177	131,780

of which Life & Pensions	123,193	123,715	109,857	110,224
of which Non-Life	25,221	25,410	21,320	21,556

Debt and equity securities - trading and loans include CHF 17,109 million (December 31, 2004: CHF 12,358 million) held to back unit-linked liabilities in the general account.

The following table illustrates held-to-maturity and available-for-sale securities of Life & Pensions and Non-Life:
	31.12.05				31.12.04

in CHF m	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt securities - held-to-maturity	10,052	477	6	10,523	10,141	198	3	10,336

Debt securities - available-for-sale	75,274	3,521	364	78,431	67,914	4,035	1,012	70,937
Equity securities - available-for-sale	7,731	1,200	46	8,885	5,330	686	66	5,950

Securities - available-for-sale	83,005	4,721	410	87,316	73,244	4,721	1,078	76,887

Condensed consolidated financial statements – Credit Suisse Group Consolidated statements of income (unaudited)
						12 months

in CHF m	4Q2005	3Q2005	4Q2004	Change in % from 3Q2005	Change in % from 4Q2004	2005	2004	Change in % from 2004

Interest and dividend income	11,562	10,439	7,710	11	50	40,928	30,953	32
Interest expense	(9,131)	(7,624)	(4,960)	20	84	(29,335)	(19,006)	54

Net interest income	2,431	2,815	2,750	(14)	(12)	11,593	11,947	(3)

Commissions and fees	4,098	3,797	3,289	8	25	14,617	13,577	8
Trading revenues	1,811	2,953	1,400	(39)	29	7,507	4,559	65
Realized gains/(losses) from investment securities, net	259	370	298	(30)	(13)	1,489	1,143	30
Insurance net premiums earned	4,558	4,439	4,519	3	1	20,970	20,580	2
Other revenues	1,061	1,044	639	2	66	4,456	3,333	34

Total noninterest revenues	11,787	12,603	10,145	(6)	16	49,039	43,192	14

Net revenues	14,218	15,418	12,895	(8)	10	60,632	55,139	10

Policyholder benefits, claims and dividends	4,836	5,619	5,402	(14)	(10)	23,569	22,295	6
Provision for credit losses	(27)	(48)	(127)	(44)	(79)	(140)	78	–

Total benefits, claims and credit losses	4,809	5,571	5,275	(14)	(9)	23,429	22,373	5

Insurance underwriting, acquisition and administration expenses	986	1,269	962	(22)	2	4,307	4,103	5
Banking compensation and benefits	3,982	3,595	2,634	11	51	13,971	11,951	17
Other expenses	2,732	2,109	2,501	30	9	9,672	8,395	15
Restructuring charges	3	0	8	–	(63)	4	85	(95)

Total operating expenses	7,703	6,973	6,105	10	26	27,954	24,534	14

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	1,706	2,874	1,515	(41)	13	9,249	8,232	12

Income tax expense	86	433	312	(80)	(72)	1,356	1,421	(5)
Minority interests, net of tax	511	510	255	0	100	2,030	1,127	80

Income from continuing operations before cumulative effect of accounting changes	1,109	1,931	948	(43)	17	5,863	5,684	3

Income/(loss) from discontinued operations, net of tax	(6)	(13)	11	(54)	–	(27)	(50)	(46)
Cumulative effect of accounting changes, net of tax	0	0	0	–	–	14	(6)	–

Net income	1,103	1,918	959	(42)	15	5,850	5,628	4

				12 months

in CHF m	4Q2005	3Q2005	4Q2004	2005	2004

Basic earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	0.99	1.68	0.81	5.18	4.85
Income/(loss) from discontinued operations, net of tax	(0.01)	(0.01)	0.01	(0.02)	(0.04)
Cumulative effect of accounting changes, net of tax	0.00	0.00	0.00	0.01	(0.01)

Net income available for common shares	0.98	1.67	0.82	5.17	4.80

Diluted earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	0.95	1.64	0.79	5.03	4.79
Income/(loss) from discontinued operations, net of tax	0.00	(0.01)	0.01	(0.02)	(0.04)
Cumulative effect of accounting changes, net of tax	0.00	0.00	0.00	0.01	0.00

Net income available for common shares	0.95	1.63	0.80	5.02	4.75

Consolidated balance sheets (unaudited)
in CHF m	31.12.05	30.09.05	31.12.04	Change in % from 30.09.05	Change in % from 31.12.04

Assets
Cash and due from banks	27,577	27,127	25,648	2	8
Interest-bearing deposits with banks	6,143	5,806	4,947	6	24
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	352,281	336,658	267,169	5	32
Securities received as collateral	23,950	24,183	20,289	(1)	18
Trading assets (of which CHF 151,793 m, CHF 142,883 m and CHF 110,047 m encumbered)	435,250	433,617	346,469	0	26
Investment securities (of which CHF 2,456 m, CHF 2,434 m and CHF 2,346 m encumbered)	121,565	121,009	100,365	0	21
Other investments	11,509	13,961	13,288	(18)	(13)
Real estate held for investment	9,227	9,111	8,970	1	3
Loans, net of allowance for loan losses of CHF 2,241 m, CHF 2,445 m and CHF 3,038 m	205,671	202,072	184,399	2	12
Premises and equipment	7,427	7,314	7,231	2	3
Goodwill	12,932	12,720	11,564	2	12
Intangible assets	3,091	3,320	3,689	(7)	(16)
Assets held for separate accounts	11,875	10,114	4,490	17	164
Other assets (of which CHF 4,860 m, CHF 6,984 m and CHF 4,785 m encumbered)	110,554	119,743	90,967	(8)	22

Total assets	1,339,052	1,326,755	1,089,485	1	23

Liabilities and shareholders' equity
Deposits	364,238	360,892	299,341	1	22
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	309,803	303,222	239,724	2	29
Obligation to return securities received as collateral	23,950	24,183	20,289	(1)	18
Trading liabilities	194,225	201,663	150,130	(4)	29
Short-term borrowings	19,472	15,590	15,343	25	27
Provisions from the insurance business	148,414	149,259	137,161	(1)	8
Long-term debt	132,975	131,090	106,261	1	25
Liabilities held for separate accounts	11,875	10,114	4,489	17	165
Other liabilities	84,135	84,592	74,296	(1)	13

Minority interests	7,847	7,516	6,178	4	27

Total liabilities	1,296,934	1,288,121	1,053,212	1	23

Common shares	624	607	607	3	3
Additional paid-in capital	24,639	22,590	23,435	9	5
Retained earnings	24,584	23,481	20,501	5	20
Treasury shares, at cost	(5,823)	(6,063)	(4,547)	(4)	28
Accumulated other comprehensive income/(loss)	(1,906)	(1,981)	(3,723)	(4)	(49)

Total shareholders' equity	42,118	38,634	36,273	9	16

Total liabilities and shareholders' equity	1,339,052	1,326,755	1,089,485	1	23

Consolidated statements of changes in shareholders’ equity (unaudited)
12 months, in CHF m, except common shares outstanding	Common shares outstanding		Common shares	Additional paid-in capital	Retained earnings	Common shares in treasury at cost	Accumulated other comprehen- sive income (loss)	Total

Balance January 1, 2004	1,130,362,948		1,195	23,586	14,873	(3,144)	(2,519)	33,991

Net income					5,628			5,628
Other comprehensive income/(loss), net of tax							(1,204)	(1,204)
Issuance of common shares	18,900,303		11	65				76
Issuance of treasury shares	343,821,036			(34)		15,245		15,211
Repurchase of treasury shares	(403,834,466)					(17,950)		(17,950)
Share-based compensation	21,569,660			(220)		1,302		1,082
Repayment out of share capital 1)			(599)	8				(591)
Other				30				30

Balance December 31, 2004	1,110,819,481		607	23,435	20,501	(4,547)	(3,723)	36,273

Balance January 1, 2005	1,110,819,481	2)	607	23,435	20,501	(4,547)	(3,723)	36,273

Net income					5,850			5,850
Other comprehensive income, net of tax							1,817	1,817
Issuance of common shares	33,845,949		17	1,225				1,242
Issuance of treasury shares	203,595,180			(40)		13,407		13,367
Repurchase of treasury shares	(263,966,516)	3)				(16,544)		(16,544)
Share-based compensation	41,066,089			19		1,861		1,880
Cash dividends paid					(1,767)			(1,767)

Balance December 31, 2005	1,125,360,183	4)	624	24,639	24,584	(5,823)	(1,906)	42,118

1) On April 30, 2004, the shareholders of Credit Suisse Group approved a par value reduction of CHF 0.50 per share, in lieu of a dividend, which was paid out on July 12, 2004.
2) At par value CHF 0.50 each, fully paid, net of 103,086,736 treasury shares. In addition to the treasury shares, a maximum of 253,744,616 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.
3) Includes 26,152,200 shares repurchased in connection with Credit Suisse Group's share buy back program.
4) At par value CHF 0.50 each, fully paid, net of 122,391,983 treasury shares. In addition to the treasury shares, a maximum of 217,698,047 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Comprehensive income (unaudited)
				12 months

in CHF m	4Q2005	3Q2005	4Q2004	2005	2004

Net income	1,103	1,918	959	5,850	5,628
Other comprehensive income/(loss)	75	145	(944)	1,817	(1,204)

Comprehensive income	1,178	2,063	15	7,667	4,424

Consolidated statements of cash flows (unaudited)
	12 months

in CHF m	2005	2004

Operating activities of continuing operations
Net income	5,850	5,628
(Income)/loss from discontinued operations, net of tax	27	50

Income from continuing operations	5,877	5,678

Adjustments to reconcile net income to net cash provided by/(used in) operating activities of continuing operations
Impairment, depreciation and amortization	1,536	1,597
Provision for credit losses	(140)	78
Deferred tax provision	(398)	(74)
Restructuring charges	4	85
Change in technical provisions from the insurance business	9,727	6,838
(Gain)/loss from investment securities	(1,489)	(1,143)
Share of net income from equity method investments	(230)	(199)
Cumulative effect of accounting changes, net of tax	(14)	6
Receivables from the insurance business	569	953
Payables from the insurance business	(672)	(1,559)
Trading assets and liabilities	(11,625)	(51,872)
Deferred policy acquisition costs	(308)	(454)
(Increase)/decrease in accrued interest, fees receivable and other assets	(31,155)	(26,558)
Increase/(decrease) in accrued expenses and other liabilities	6,470	18,094
Other, net	919	783

Total adjustments	(26,806)	(53,425)

Net cash provided by/(used in) operating activities of continuing operations	(20,929)	(47,747)

Investing activities of continuing operations
(Increase)/decrease in interest-bearing deposits with banks	(955)	(2,289)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(47,128)	(30,008)
Purchase of investment securities	(72,180)	(52,522)
Proceeds from sale of investment securities	45,771	36,342
Maturities of investment securities	13,275	20,877
Investments in subsidiaries and other investments	(2,933)	(4,551)
Proceeds from sale of other investments	1,891	4,028
(Increase)/decrease in loans	(19,692)	(12,907)
Proceeds from sales of loans	3,000	1,294
Capital expenditures for premises and equipment and intangible assets	(1,083)	(1,058)
Proceeds from sale of premises and equipment and intangible assets	62	461
Other, net	(76)	4

Net cash provided by/(used in) investing activities of continuing operations	(80,048)	(40,329)

Consolidated statements of cash flows – continued (unaudited)
	12 months

in CHF m	2005	2004

Financing activities of continuing operations
Increase/(decrease) in deposits	44,822	46,354
Increase/(decrease) in short-term borrowings	2,404	2,088
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	37,065	21,163
Issuances of long-term debt	54,415	42,711
Repayments of long-term debt	(35,795)	(15,491)
Issuances of common shares	4	76
Issuances of treasury shares	13,367	15,211
Repurchase of treasury shares	(16,544)	(17,950)
Dividends paid/capital repayments (including minority interest and trust preferred securities)	(1,794)	(609)
Other, net	1,081	(2,176)

Net cash provided by/(used in) financing activities of continuing operations	99,025	91,377

Effect of exchange rate changes on cash and due from banks	3,929	(2,502)

Discontinued operations
Net cash provided by discontinued operations	(48)	(34)
Proceeds from sale of stock by subsidiaries	0	84

Net increase/(decrease) in cash and due from banks	1,929	849

Cash and due from banks at beginning of period	25,648	24,799

Cash and due from banks at end of period	27,577	25,648

Supplemental disclosures of cash flow information (unaudited)
	12 months

in CHF m	2005	2004

Cash paid during the year for income taxes	2,086	1,662
Cash paid during the year for interest	28,363	18,905

Assets acquired and liabilities assumed in business acquisitions
Fair value of assets acquired	729	161
Fair value of liabilities assumed	549	76

Assets and liabilities sold in business divestitures
Assets sold	0	1,002
Liabilities sold	0	904

Notes to the condensed consolidated financial statements – unaudited

Summary of significant accounting policies

Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the consolidated US GAAP financial statements and notes thereto for the year ended December 31, 2004, included in Credit Suisse Group’s Annual Report 2004. For a description of the Group’s significant accounting policies, see note 1 of the aforementioned financial statements.

Certain financial information that is normally included in annual financial statements prepared in accordance with US GAAP but not required for interim reporting purposes has been condensed or omitted. Certain reclassifications have been made to the prior period’s financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the interim periods presented.

The results of operations for interim periods are not necessarily indicative of results for the entire year.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Share-based compensation
Through December 31, 2002, the Group accounted for its employee share-based compensation program under the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Under APB 25, no compensation expense was generally recognized for share options, as they were granted at an exercise price equal to the market price of the Group’s shares on the grant date.

Effective January 1, 2003, the Group adopted, using the prospective method, the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation” (SFAS 123), as amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” (SFAS 148). Under the prospective method, all new equity-based compensation awards granted to employees and existing awards modified on or after January 1, 2003, are accounted for at fair value. Compensation expense is measured at the grant or modification date based on the fair value of the award and is recognized in the statement of income over the required service period on a straight-line basis. Refer to “New Accounting Pronouncements” below for a discussion of the Group’s adoption of the new share-based payment accounting standard effective January 1, 2005.

The following table presents net income and basic and diluted earnings per share as reported, and as if all outstanding awards were accounted for at fair value under SFAS 123 for the periods prior to January 1, 2005.

in CHF m, except the per share amounts	4Q2004	12 months 2004

Net income - as reported	959	5,628
Add: Share-based compensation expense included in reported net income, net of related tax effects	158	702
Deduct: Total share-based compensation expense determined under the fair value method for all awards vested during the year, net of related tax effects	(155)	(702)

Net income - pro forma	962	5,628

Net income available for common shares for basic EPS - pro forma	929	5,455

Net income available for common shares for diluted EPS - pro forma	929	5,744

Basic earnings per share - as reported	0.82	4.80
Basic earnings per share - pro forma	0.82	4.80
Diluted earnings per share - as reported	0.80	4.75
Diluted earnings per share - pro forma	0.80	4.75

New accounting pronouncements
In June 2005, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force (EITF) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5). EITF 04-5 provides a framework for evaluating whether a general partner or a group of general partners controls a limited partnership and therefore should consolidate it. EITF 04-5 states that the presumption of general partner control would be overcome only when the limited partners have substantive “kick-out rights” or “participating rights.” These rights would allow a simple majority of the limited partners to dissolve or liquidate the partnership or otherwise remove the general partner “without cause” or effectively participate in significant decisions made in the ordinary course of the partnership business. EITF 04-5 was effective upon ratification for all newly formed limited partnerships and for existing limited partnership agreements that are modified. The guidance is effective for existing unmodified partnerships no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. The provisions of EITF 04-5 in effect in 2005 did not have a material impact on the Group’s financial position, results of operations or cash flows.

As a result of the ratification of EITF 04-5, EITF Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” (EITF 96-16) was updated and FASB Staff Position (FSP) No. SOP 78-9-1, “Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5” (FSP SOP 78-9-1) was issued. The amendments to EITF 96-16 were effective on a prospective basis upon issuance, whereas, similar to EITF 04-5, FSP SOP 78-9-1 was effective upon issuance for all new partnerships formed and for existing partnership agreements modified after June 29, 2005, and is effective for existing unmodified partnerships no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. The changes to EITF 96-16 and the provisions of FSP SOP 78-9-1 in effect during 2005 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Beginning in 2006, the Group expects an increase of approximately CHF 8.2 billion to its assets and liabilities, primarily due to the consolidation of certain unmodified private equity partnerships which existed prior to June 2005 as a result of adopting EITF 04-5 and FSP SOP 78-9-1.

In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123R). SFAS 123R is effective for annual reporting periods beginning after June 15, 2005. The Group had previously adopted the recognition provisions of SFAS 123, as discussed above. The Group early adopted SFAS 123R as of January 1, 2005, applying the modified prospective method.

The most significant accounting implications of the adoption of SFAS 123R for the Group were as follows: (i) inclusion of forfeitures in the estimate of compensation expense determined at the grant date rather than as they occur. The Group recorded a cumulative adjustment of approximately CHF 14 million during the first quarter of 2005 to reverse the expense previously recognized on all outstanding unvested awards expected to be forfeited. For new grants after January 1, 2005, forfeitures are included in the initial estimation of the compensation expense at the grant date; (ii) recognition of compensation cost for all outstanding unvested awards as of January 1, 2005, that were previously accounted for under APB 25 and for which no expense was previously recognized, based on the original grant-date fair value of each award over the remaining requisite service period of the respective award. The recognition of this expense was not material; and (iii) adoption of changes to the presentation of the statement of cash flows in accordance with the revised standard.

In a December 2005 speech, the SEC staff provided further guidance on SFAS 123R, relating to accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee’s eligibility for early retirement. The SEC staff noted that such share-based awards should generally be expensed over the period from grant date to the date an employee becomes eligible for early retirement, rather than over the entire vesting, or stated service, period, unless the non-competition provision and other factors establish an in-substance requisite service period that extends beyond the early retirement date. Based on a review of relevant share-based awards granted during 2005, the Group had previously concluded that the most appropriate service period to be used for expensing those awards is the vesting period. As a result of the December 2005 guidance, and based on subsequent discussions with the SEC staff, the Group has recorded in the fourth quarter of 2005 an incremental expense to reflect the full year cost of its 2005 share-based awards. This incremental expense reflects the attribution of the total cost of these awards over the period from the grant date to the date the employee becomes eligible for early retirement rather than over the vesting period that ranged from three to five years.

The impact of the Group’s change in accounting was to increase fourth-quarter and full-year 2005 banking compensation and benefits by CHF 630 million, and to decrease fourth-quarter and full-year 2005 net income by CHF 421 million. This non-cash charge, recorded in the Corporate Center, represents the acceleration of compensation expense for share-based awards granted in 2005, principally to employees in the Institutional Securities and Wealth & Asset Management segments, that otherwise would have been recorded generally over vesting periods of three to five years.

Beginning in the first quarter of 2006, the Group may be required to record compensation expense related to share-based payment awards granted after January 1, 2006 in a manner similar to its 2005 awards, depending, in part, upon the terms of those awards and other factors. Management is currently evaluating the impact of this accounting with respect to its 2006 share-based awards.

In December 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (SOP 03-3). SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (i) prohibits the recognition of the excess of contractual cash flows over cash flows expected to be collected through an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (ii) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (iii) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying-over of a valuation allowance in the initial accounting of all loans and debt securities within its scope that are acquired in a transfer. SOP 03-3 became effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. The adoption of SOP 03-3 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Standards to be adopted in future periods
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, ‘Accounting Changes’ (APB 20) and FASB Statement No. 3, ‘Reporting Accounting Changes in Interim Financial Statements (an Amendment of APB Opinion No. 28, ‘Interim Financial Reporting’)’” (SFAS 154). SFAS 154 requires retrospective application, unless impracticable, to prior periods’ financial statements for voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual circumstances in which the pronouncement does not include specific transition provisions. The statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets should be accounted for as a change in accounting estimate effected by a change in accounting principle (ie, as a retrospective application). The guidance for reporting the correction of an error in previously issued financial statements and the change of an accounting estimate will not change from APB 20. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group expects no immediate impact on its financial condition, results of operations or cash flows upon adoption of SFAS 154.

In September 2005, the AICPA issued SOP 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts” (SOP 05-1). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” (SFAS 97). SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract. Modifications that result from the election by the contract holder that were within the original contract are not internal replacements subject to SOP 05-1. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Group is currently evaluating the impact of adopting SOP 05-1.

Segment Reporting

Net revenues
				12 months

in CHF m	4Q2005	3Q2005	4Q2004	2005	2004

Private Banking	1,986	2,021	1,717	7,729	7,170
Corporate & Retail Banking	861	879	803	3,458	3,348
Institutional Securities 1)	3,622	4,303	2,906	15,102	13,120
Wealth & Asset Management 2)	1,478	1,250	1,028	5,234	4,202
Life & Pensions	3,627	4,246	3,939	18,197	16,618
Non-Life	2,890	2,937	2,835	11,688	11,533
Corporate Center	(246)	(218)	(333)	(776)	(852)

Credit Suisse Group	14,218	15,418	12,895	60,632	55,139

1) Including CHF 86 million, CHF 85 million, CHF -13 million, CHF 379 million and CHF 128 million in 4Q2005, 3Q2005, 4Q2004, 12 months 2005 and 12 months 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation.
2) Including CHF 468 million, CHF 438 million, CHF 256 million, CHF 1,695 million and CHF 960 million in 4Q2005, 3Q2005 and 4Q2004, 12 months 2005 and 12 months 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation.

Income/(loss) from continuing operations before taxes, minority interests and cumulative effect of accounting changes
				12 months

in CHF m	4Q2005	3Q2005	4Q2004	2005	2004

Private Banking	822	892	726	3,273	3,033
Corporate & Retail Banking	326	338	332	1,368	1,175
Institutional Securities 1)	287	945	385	1,532	1,780
Wealth & Asset Management 2)	698	564	353	2,547	1,663
Life & Pensions	225	102	223	706	704
Non-Life	277	156	(244)	921	248
Corporate Center	(929)	(123)	(260)	(1,098)	(371)

Credit Suisse Group	1,706	2,874	1,515	9,249	8,232

1) Including CHF 83 million, CHF 85 million, CHF -14 million, CHF 371 million and CHF 123 million in 4Q2005, 3Q2005, 4Q2004, 12 months 2005 and 12 months 2004, respectively, in minority interest revenues/expenses relating primarily to the FIN 46R consolidation.
2) Including CHF 456 million, CHF 433 million, CHF 252 million, CHF 1,671 million and CHF 949 million in 4Q2005, 3Q2005, 4Q2004, 12 months 2005 and 12 months 2004, respectively, in minority interest revenues/expenses relating primarily to the FIN 46R consolidation.

Net income/(loss)
				12 months

in CHF m	4Q2005	3Q2005	4Q2004	2005	2004

Private Banking	653	728	616	2,647	2,473
Corporate & Retail Banking	254	264	257	1,069	901
Institutional Securities	336	612	269	1,080	1,313
Wealth & Asset Management	182	101	63	663	530
Life & Pensions	152	96	152	490	522
Non-Life	126	190	(177)	578	206
Corporate Center	(600)	(73)	(221)	(677)	(317)

Credit Suisse Group	1,103	1,918	959	5,850	5,628

Total assets
in CHF m	31.12.05	31.12.04

Private Banking	233,792	188,697
Corporate & Retail Banking	110,969	99,469
Institutional Securities	911,823	707,918
Wealth & Asset Management	14,920	12,664
Life & Pensions and Non-Life	178,722	165,275
Corporate Center	(111,174)	(84,538)

Credit Suisse Group	1,339,052	1,089,485

Interest and dividend income and interest expense
The following table sets forth the details of interest and dividend income and interest expense:
				12 months

in CHF m	4Q2005	3Q2005	4Q2004	2005	2004

Interest income on loans	1,836	1,696	1,433	6,754	6,030
Interest income on investment securities	1,003	960	905	3,838	3,755
Dividend income from investment securities	51	45	27	234	161
Interest and dividend income on trading assets	3,713	3,459	2,825	14,144	12,565
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	3,955	3,367	2,018	12,686	6,737
Other	1,004	912	502	3,272	1,705

Total interest and dividend income	11,562	10,439	7,710	40,928	30,953

Interest expense on deposits	(2,414)	(2,003)	(1,240)	(7,520)	(4,035)
Interest expense on short-term borrowings	(104)	(77)	(64)	(355)	(244)
Interest expense on trading liabilities	(1,268)	(1,164)	(891)	(4,845)	(5,264)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(3,811)	(3,072)	(1,879)	(11,675)	(5,888)
Interest expense on long-term debt	(1,194)	(1,053)	(730)	(3,996)	(2,974)
Other	(340)	(255)	(156)	(944)	(601)

Total interest expense	(9,131)	(7,624)	(4,960)	(29,335)	(19,006)

Net interest income	2,431	2,815	2,750	11,593	11,947

Trading activities
The following table sets forth the details of trading-related revenues:
				12 months

in CHF m	4Q2005	3Q2005	4Q2004	2005	2004

Interest rate products	577	472	(128)	1,799	484
Equity/index-related products	848	2,040	1,060	4,334	2,763
Foreign exchange products	346	460	486	1,424	1,384
Other	40	(19)	(18)	(50)	(72)

Trading revenues	1,811	2,953	1,400	7,507	4,559

Interest and dividend income on trading assets	3,713	3,459	2,825	14,144	12,565
Interest expense on trading liabilities	(1,268)	(1,164)	(891)	(4,845)	(5,264)

Trading interest income, net	2,445	2,295	1,934	9,299	7,301

Total trading-related revenues	4,256	5,248	3,334	16,806	11,860

The following table summarizes the details of trading assets and liabilities:
in CHF m	31.12.05	31.12.04

Trading assets
Debt securities	198,815	176,493
Equity securities 1)	156,559	99,388
Positive replacement values of derivative trading positions	55,192	52,447
Other	24,684	18,141

Total trading assets	435,250	346,469

Trading liabilities
Short positions	137,618	92,401
Negative replacement values of derivative trading positions	56,607	57,729

Total trading liabilities	194,225	150,130

1) Including convertible bonds.

Commissions and fees
The following table sets forth the details of commissions and fees:
				12 months

in CHF m	4Q2005	3Q2005	4Q2004	2005	2004

Commissions from lending business	284	326	253	1,162	1,029

Investment and portfolio management fees	1,212	1,164	1,089	4,579	4,479
Commissions for other securities business	24	42	42	179	166

Commissions and fees from fiduciary activities	1,236	1,206	1,131	4,758	4,645

Underwriting fees	781	674	532	2,522	2,493
Brokerage fees	1,004	919	827	3,634	3,364

Commissions, brokerage securities underwriting and other securities activities	1,785	1,593	1,359	6,156	5,857

Fees for other customer services	793	672	546	2,541	2,046

Commissions and fees	4,098	3,797	3,289	14,617	13,577

Loans
The following table sets forth details of the domestic (Switzerland) and foreign loan portfolio:
in CHF m	31.12.05	31.12.04

Banks	1,801	1,558
Commercial	43,972	43,000
Consumer	81,388	76,010
Public authorities	3,481	3,894
Lease financings	2,979	2,696

Switzerland	133,621	127,158

Banks	8,555	7,233
Commercial	46,110	33,873
Consumer	18,398	18,248
Public authorities	1,026	679
Lease financings	138	130

Foreign	74,227	60,163

Loans, gross	207,848	187,321

Deferred expenses, net	64	116
Allowance for loan losses	(2,241)	(3,038)

Total loans, net	205,671	184,399

The following table sets forth the movements in the allowance for loan losses:
				12 months

in CHF m	4Q2005	3Q2005	4Q2004	2005	2004

Balance beginning of period	2,445	2,733	3,361	3,038	4,646

New provisions	205	90	138	553	816
Releases of provisions	(214)	(150)	(271)	(687)	(737)

Net additions/(release) charged to income statement	(9)	(60)	(133)	(134)	79

Gross write-offs	(307)	(255)	(133)	(967)	(1,781)
Recoveries	86	10	11	136	58

Net write-offs	(221)	(245)	(122)	(831)	(1,723)

Allowances acquired/(deconsolidated)	0	0	(24)	0	(24)
Provisions for interest	9	16	33	67	92
Foreign currency translation impact and other adjustments, net	17	1	(77)	101	(32)

Balance end of period	2,241	2,445	3,038	2,241	3,038

Provision for credit losses disclosed in the income statement also includes provisions for lending-related exposure.

The following table sets forth details of impaired loans, with or without a specific allowance. Loans are considered impaired when it is considered probable that the Group will not collect all amounts due under the loan terms.
in CHF m	31.12.05	31.12.04

With a specific allowance	2,803	3,910
Without a specific allowance	516	762

Total impaired loans, gross	3,319	4,672

Specific allowance for impaired loans 1)	1,847	2,659
1) Included in the allowances for loan losses.

Restructuring liabilities
The following table sets forth the movements of restructuring liabilities:
	2005			2004

in CHF m	Personnel	Other	Total	Personnel	Other	Total

Balance January 1	27	22	49	65	27	92
Net additions charged to income statement	4	0	4	62	23	85
Write-offs/recoveries, net 1)	(14)	(19)	(33)	(100)	(26)	(126)
Transfers, foreign exchange	(3)	3	0	0	(2)	(2)

Balance December 31	14	6	20	27	22	49

1) Includes cash paid or otherwise settled.

Accumulated other comprehensive income
The following table sets forth the movements of accumulated other comprehensive income, net of tax:
in CHF m	Gains/(losses) cash flow hedge	Cumulative translation adjustment	Unrealized gains/ (losses) on securities	1)	Minimum pension liability adjustment	Accumulated other com- prehensive income/(loss)

Balance January 1, 2004	3	(3,086)	1,141		(577)	(2,519)
Increase/(decrease)	20	(1,062)	384		(243)	(901)
Reclassification adjustments, included in net profit	4	150	(457)		0	(303)

Balance December 31, 2004	27	(3,998)	1,068		(820)	(3,723)

Balance January 1, 2005	27	(3,998)	1,068		(820)	(3,723)
Increase/(decrease)	40	1,511	539		178	2,268
Reclassification adjustments, included in net profit	10	(10)	(451)		0	(451)

Balance December 31, 2005	77	(2,497)	1,156		(642)	(1,906)

1) Presented net of shadow adjustments.

Earnings per share
The following table sets forth details of the calculation of earnings per share:
					12 months

in CHF m	4Q2005	3Q2005	4Q2004		2005	2004

Income from continuing operations before cumulative effect of accounting changes	1,109	1,931	948		5,863	5,684
Income/(loss) from discontinued operations, net of tax	(6)	(13)	11		(27)	(50)
Cumulative effect of accounting changes, net of tax	0	0	0		14	(6)

Net income – as reported	1,103	1,918	959		5,850	5,628

Net income available for common shares for basic EPS 1)	1,073	1,850	926		5,759	5,455

Net income available for common shares for diluted EPS 2)	1,120	1,936	926		5,950	5,744

Weighted-average common shares outstanding for basic EPS (in m)	1,090.2	1,107.0	1,130.4		1,114.6	1,136.1
Effect of dilutive securities
Convertible securities 3)	30.7	40.4	–	4)	32.9	40.4
Share options and warrants	13.5	10.5	7.4		10.3	8.0
Share awards	48.5	27.0	23.6		27.9	24.9

Adjusted weighted-average common shares for diluted EPS 5)	1,182.9	1,184.9	1,161.4		1,185.7	1,209.4

Basic earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	0.99	1.68	0.81		5.18	4.85
Income/(loss) from discontinued operations, net of tax	(0.01)	(0.01)	0.01		(0.02)	(0.04)
Cumulative effect of accounting changes, net of tax	0.00	0.00	0.00		0.01	(0.01)

Net income available for common shares	0.98	1.67	0.82		5.17	4.80

Diluted earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	0.95	1.64	0.79		5.03	4.79
Income/(loss) from discontinued operations, net of tax	0.00	(0.01)	0.01		(0.02)	(0.04)
Cumulative effect of accounting changes, net of tax	0.00	0.00	0.00		0.01	0.00

Net income available for common shares	0.95	1.63	0.80		5.02	4.75

1) In accordance with EITF 03-6, the basic earnings per share calculation considers the effect of participating securities. Specifically, the allocation of undistributed income related to the mandatory convertible securities is a reduction to the net income available to common shareholders for the purposes of the calculation. Undistributed earnings are not allocated to the mandatorily convertible security holders if the distributions made to shareholders during the period exceed the net income for the period.
2) Under the if-converted method for calculating diluted EPS, the interest on the mandatory convertible securities is included when the effect is dilutive.
3) Mandatory Convertible Securities converted on December 23, 2005 into 33.7 million common shares.
4) For 4Q2004 the computation of the diluted earnings per share excludes the effect of the potential exchange of convertible securities as the effect would be anti-dilutive.
5) Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the EPS-calculation above), but could potentially dilute earnings per share in the future were 51.3 million, 61.4 million, 38.1 million, 56.0 million and 39.2 million for 4Q2005, 3Q2005, 4Q2004, 12 months 2005 and 12 months 2004, respectively.

Pension
The following table sets forth details of the net periodic pension cost for the Swiss and international defined benefit pension and other post-retirement defined benefit plans:
				12 months

in CHF m	4Q2005	3Q2005	4Q2004	2005	2004

Service costs on benefit obligation	104	92	76	398	403
Interest costs on benefit obligation	184	189	174	743	715
Expected return on plan assets	(223)	(226)	(233)	(899)	(939)
Amortization of
Unrecognized transition obligation/(asset)	0	(1)	(1)	(2)	(5)
Prior service cost	9	10	11	38	39
Unrecognized (gains)/losses	17	20	11	63	42

Net periodic pension costs	91	84	38	341	255

Settlement (gains)/losses	0	0	3	0	3
Curtailment (gains)/losses	1	0	(1)	0	5
Termination losses	3	0	6	12	18

Total pension costs	95	84	46	353	281

During the year ended December 31, 2005, Credit Suisse Group contributed CHF 564 million to its pension plans. Credit Suisse Group presently anticipates contributing CHF 508 million to fund its pension plans in 2006.

Guarantees and commitments

Guarantees

The following tables set forth details of contingent liabilities associated with guarantees:
As of December 31, 2005, in CHF m	Total gross amount	Total net amount	1)	Carrying value	Collateral received

Credit guarantees and similar instruments	9,976	7,616		11	3,484
Performance guarantees and similar instruments	8,275	7,425		233	3,737
Securities lending indemnifications	35,456	35,456		0	35,456
Derivatives	437,399	437,399		4,238	1,612
Other guarantees 2)	3,552	3,552		25	1,691

Total guarantees	494,658	491,448		4,507	45,980

As of December 31, 2004, in CHF m	Total gross amount	Total net amount	1)	Carrying value	Collateral received

Credit guarantees and similar instruments	10,425	8,907		12	3,992
Performance guarantees and similar instruments	6,386	5,694		112	3,552
Securities lending indemnifications	24,808	24,808		0	24,808
Derivatives	247,454	247,454		2,482	186
Other guarantees 2)	3,112	3,112		25	1,348

Total guarantees	292,185	289,975		2,631	33,886

1) Total net amount relates to gross amount less any participations.
2) Contingent considerations in business combinations, residual value guarantees and other indemnifications.

Guarantees provided by the Group are broadly classified as follows: Credit guarantees and similar instruments, Performance guarantees and similar instruments, Securities lending indemnifications, Derivatives and Other guarantees. Readers are referred to note 37 “Guarantees and commitments” in the Credit Suisse Group Annual Report 2004 for a further description of Guarantees.

In accordance with the terms of the Sale and Purchase Agreement (“SPA”) between XL Insurance (Bermuda) Limited (“XL” or the “purchaser”) and Winterthur Swiss Insurance (“Winterthur”) for Winterthur International, Winterthur participated with the purchaser in a review for any adverse development of loss and unearned premium reserves during a three-year post-completion seasoning period, which expired on June 30, 2004.

The provision recorded by Winterthur for this sale-related contingency, net of pre-payments to and risks retained by XL, amounted to USD 541 million plus accrued interest between June 30, 2004 and the settlement date, and a USD 6 million increase agreed by the parties in the fourth quarter of 2005. The provision reflected the adverse development of CHF 833 million (USD 651 million) included in Winterthur’s submitted Seasoned Net Reserves Amount (“SNRA”).

The amount payable to XL for the SNRA was subject to an assessment by the Independent Actuary designated in the SPA, who had to determine which of the estimates submitted by the two parties was closest to the amount which the Independent Actuary believed to be the correct amount, and that estimate was conclusively deemed to be the relevant SNRA.

On December 5, 2005, the Independent Actuary released the Final Report, in which he concluded that the reserve liability was closer to the estimate submitted by Winterthur. Therefore, Winterthur’s estimate, already provided for in the Winterthur accounts, has become the final and relevant SNRA. In a related determination regarding the seasoning of premiums received by XL (Seasoned Net Premium Receivable Amount), the Independent Actuary also arrived at a final conclusion closer to Winterthur’s estimate. The seasoning process is now considered complete.

In addition to the SPA, Winterthur has other agreements, including retrocession agreements, with XL, which could result in payments to XL. Furthermore, XL submitted in the fourth quarter of 2004 and the second and third quarters of 2005, details of its claims relating to alleged breach of warranties in connection with the 2001 sale. With the assistance of outside counsel, the Group continues to evaluate these claims and, on the basis of facts known, believes that the currently recorded provisions for these matters are adequate to cover the contingencies related to this litigation and any other agreements with XL.

The Group believes, based on currently available information and advice of outside counsel, that the results of such proceedings, in the aggregate, are not likely to have a material adverse effect on the Group's financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

The Group provides indemnifications to certain counterparties in connection with its normal operating activities. The Group has determined that it is not possible to estimate the maximum amount it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments

The following table sets forth details of other commitments:
As of December 31, 2005, in CHF m	Total gross amount	Total net amount	1)	Collateral received

Irrevocable commitments under documentary credits	5,345	5,042		2,761
Loan commitments	199,825	199,555		126,385
Forward reverse repurchase agreements	15,472	15,472		15,472
Other	4,360	4,360		582

Total other commitments	225,002	224,429		145,200

As of December 31, 2004, in CHF m	Total gross amount	Total net amount	1)	Collateral received

Irrevocable commitments under documentary credits	4,390	4,076		1,577
Loan commitments	149,607	149,607		83,209
Forward reverse repurchase agreements	15,326	15,326		15,326
Other	2,625	2,625		567

Total other commitments	171,948	171,634		100,679

1) Total net amount relates to gross amount less any participations.

Other commitments of the Group are broadly classified as follows: Irrevocable commitments under documentary credits, Loan commitments, Forward reverse repurchase agreements and Other. Readers are referred to note 37 “Guarantees and commitments” of the Credit Suisse Group Annual Report 2004 for a further description of Other off-balance sheet commitments.

Variable interest entities

FIN 46R “Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51”, requires the Group to consolidate all variable interest entities (VIEs) for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. The Group consolidates all VIEs for which it is the primary beneficiary.

As a normal part of its business, the Group engages in transactions with entities that are considered VIEs. These transactions include selling or purchasing assets, acting as a counterparty in derivatives transactions and providing liquidity, credit or other support. Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investment opportunities, and as part of these activities, the Group may retain interests in VIEs. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

The Group’s involvement with VIEs may be broadly grouped into three primary categories: Collateralized debt obligations (CDOs), Commercial paper conduits and Financial intermediation. Further details are available in notes 1, 2 and 39 of Credit Suisse Group’s Annual Report 2004 regarding the Group’s policy on consolidation of VIEs and the nature of the Group’s involvement with these entities.

The following table summarizes the estimated total assets by category related to non-consolidated VIEs:
	Carrying value of VIEs' total assets

in CHF m	31.12.05	31.12.04

Collateralized debt obligations	20,515	16,980
Commercial paper conduits	8,528	4,456
Financial intermediation	78,909	67,326

Total	107,952	88,762

The following table summarizes the total assets, by category, related to VIEs consolidated as a result of the Group being the primary beneficiary:
	VIEs' total assets

in CHF m	31.12.05	31.12.04

Collateralized debt obligations	3,365	1,398
Commercial paper conduits	1	3
Financial intermediation	14,032	11,298

Total assets consolidated pursuant to FIN 46R	17,398	12,699

Collateralized debt obligations
As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization.

The Group has consolidated all CDO VIEs for which it is the primary beneficiary resulting in the inclusion by the Group of approximately CHF 3.4 billion of assets and liabilities of these VIEs. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Group in the event of default.

The Group also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Group is not the primary beneficiary. The Group’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Group’s maximum loss exposure is equal to the carrying value of these retained interests, which are reported as trading assets and carried at fair value and totaled CHF 1 billion as of December 31, 2005.

Commercial paper conduits
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for several commercial paper conduit vehicles (CP conduits). The Group does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits.

The Group’s commitments to CP conduits consist of obligations under liquidity and credit enhancement agreements.

As of December 31, 2005, the Group’s maximum loss exposure to non-consolidated CP conduits was CHF 14.2 billion, which consisted of CHF 8.5 billion of funded assets and the CP conduits’ commitments to purchase CHF 5.7 billion of additional assets.

The Group believes that the likelihood of incurring a loss equal to this maximum exposure is remote because the assets held by the CP conduits, after giving effect to related asset-specific credit enhancements primarily provided by the clients, must be classified as investment grade when acquired by the CP conduits.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The investors typically retain the risk of loss on such transactions but the Group may provide principal protection on the securities to limit the investors’ exposure to downside risk.

As a financial intermediary, the Group may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Group also owns securities issued by the VIEs structured to provide clients with investment opportunities, for market-making purposes and as investments. The Group’s maximum loss exposure to VIEs related to financial intermediation activities is estimated to be CHF 12.8 billion as of December 31, 2005, which represents the notional amount of any guarantees and the fair value of all other interests held. Further, the Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including hedging strategies and the risk of loss that is retained by investors.

Litigation

In accordance with SFAS No. 5, “Accounting for Contingencies”, the Group recorded in the second quarter of 2005 a CHF 960 million (USD 750 million) charge before tax CHF 624 million after tax, in Institutional Securities, to increase the reserve for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation. The charge was in addition to the reserve for these private litigation matters of CHF 702 million (USD 450 million) before tax originally established in 2002 and brings the total reserve for these private litigation matters to CHF 1.4 billion (USD 1.1 billion) after deductions for settlements that have since taken place.

Furthermore, XL Insurance (Bermuda) Limited had submitted various claims relating to alleged breach of warranties in connection with the 2001 sale of Winterthur International by Winterthur, details of which are provided above under Guarantees and commitments.

It is inherently difficult to predict the outcome of many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters and records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Further charges or releases of litigation reserves may be necessary in the future as developments in such cases or proceedings warrant. The Group is involved in a number of other judicial, regulatory and arbitration proceedings concerning the matters arising in connection with the conduct of its businesses. These actions have been brought on behalf of various classes of claimants and, unless specified, seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, are not likely to have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

Foreign currency translation rates

The following table shows principal Swiss franc foreign exchange rates:
	Average rate			Closing rate

in CHF	4Q2005	3Q2005	4Q2004	31.12.05	30.09.05	31.12.04

1 USD	1.30	1.28	1.18	1.3137	1.2893	1.1320
1 EUR	1.55	1.55	1.54	1.5572	1.5544	1.5439
1 GBP	2.28	2.28	2.20	2.2692	2.2808	2.1834
100 JPY	1.12	1.14	1.12	1.1190	1.1375	1.1023

Information for investors
Ticker symbols / Stock exchange listings
	Bloomberg	Reuters	Telekurs

SWX Swiss Exchange/virt-x	CSGN VX	CSGN.VX	CSGN,380
New York Stock Exchange (ADS) 1)	CSR US	CSR.N	CSR,065

	CSG share	ADS

Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number		225 401 108

1) 1 ADS represents 1 registered share.

Ratings
	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group
Short term	–	A-1	F1+
Long term	Aa3	A	AA-
Outlook	Stable	Positive	Stable

Credit Suisse 1)
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Stable	Positive	Stable

Winterthur
Insurer financial strength	A1	A-	A+
Outlook	Negative	Stable	Stable

1) The ratings refer to the merged bank.

Share data
	31.12.05	30.09.05	31.12.04

Shares issued	1,247,752,166	1,214,077,591	1,213,906,217
Treasury shares	(122,391,983)	(128,899,167)	(103,086,736)

Shares outstanding	1,125,360,183	1,085,178,424	1,110,819,481

Share price
				12 months

in CHF	4Q2005	3Q2005	4Q2004	2005	2004

High (closing price)	68.50	58.40	48.15	68.50	49.50
Low (closing price)	54.40	50.10	39.65	46.85	37.35

Financial calendar
Annual General Meeting	Friday, April 28, 2006

First quarter results 2006	Wednesday, May 3, 2006

Dividend payment	Thursday, May 4, 2006

Second quarter results 2006	Wednesday, August 2, 2006

Enquiries
Credit Suisse Group Investor Relations Ian Roundell, Tel. +41 44 333 1748 Marc Buchheister, Tel. +41 44 333 3169 Manuela Luzio, Tel. +41 44 332 6098 Fax +41 44 333 2587

Credit Suisse Group Media Relations Charles Naylor, Andrés Luther Tel. +41 44 333 8844 Fax +41 44 333 8877

Cautionary statement regarding forward-looking information

This Quarterly Report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Credit Suisse Group Paradeplatz 8 8070 Zurich Switzerland Tel. +41 44 212 16 16 Fax +41 44 333 25 87 www.credit-suisse.com

5520154 English

Credit Suisse Group
 Quarterly Results 2005/Q4

Disclaimer

Cautionary statement regarding forward-looking information

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in
"Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 filed with the US Securities and Exchange
Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

2005 review

A year of change and achievement for Credit Suisse

Laying the foundation for future growth

Delivering progress in operational performance

On target to achieve mid-term financial goals

Dividend proposal of CHF 2.00 per share

in CHF m, except where indicated

2005 as
reported

Litigation
reserve1)

Significant charges

1) Charge in 2Q05 to increase the reserve for certain private litigation of CHF 960 before tax and CHF 624 m after tax

2) Charge in 4Q05 of CHF 630 before tax and CHF 421 m after tax in relation to the change in accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee’s eligibility for early retirement

2005 excluding
significant
charges

Share-based
compensation 2)

Net income

5,850

624

421

6,895

Basic EPS (in CHF)

5.17

0.54

0.37

6.08

Results overview 2005

Increase in client activity and continued favorable credit environment

Record net new asset inflows and net income in Private Banking

Record net income in Corporate & Retail Banking

Implementation of strategic measures in Investment Banking
showing first results – but profitability still below peer level

Increased profitability and further strengthening of capital position at Winterthur

Financial Review 2005    Q4

Results overview fourth quarter 2005

in CHF m, except where indicated

As reported

4Q05

vs
4Q04

Net revenues

14,218

10%

Total operating expenses

7,703

26%

Net income

1,103

15%

Return on equity Banking

10.8%

Return on equity Winterthur

11.4%

Basic EPS (in CHF)

0.98

20%

Change in accounting for share-based compensation
awards

In December 2005, the SEC staff provided further guidance on the accounting for share-based compensation awards, stating that awards should generally be expensed over the period from grant date to the date an employee becomes eligible for early retirement

Based on a review of relevant awards, Credit Suisse Group
recorded an incremental non-cash charge in Corporate Center in
4Q05, resulting in a CHF 421 m reduction in net income for the fourth quarter and full year 2005

This charge representing the acceleration of compensation
expense that otherwise would have been recorded generally over vesting periods of three to five years

Impact of charge for share-based compensation
on fourth quarter results 2005

in CHF m, except where indicated

4Q05 excluding
charge for share-
based compensation

Charge for
share-based
compensation 1)

1) Charge in 4Q05 of CHF 630 before tax and CHF 421 m after tax in relation to the change in accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee’s eligibility for early retirement

4Q05 as
reported

vs
4Q04

Net revenues

14,218

–

14,218

10%

Total operating expenses

7,703

630

7,073

16%

Net income

1,103

421

1,523

59%

Return on equity Banking

10.8%

5.5%

16.3%

Return on equity Winterthur

11.4%

–

11.4%

Basic EPS (in CHF)

0.98

0.38

1.36

66%

1,175

3,033

1,368

3,273

Improved performance across all segments

1,657

2,121

714

876

704

706

248

921

(371)

(1,098)

Private
Banking

Corporate &
Retail Banking

Institutional
Securities 2)

Wealth & Asset
Management 2)

Life &
Pensions

Non-Life

Corporate
Center

16%

1) Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes

2) Excluding minority interest revenues and expenses primarily relating to the FIN 46R consolidation

3) Excluding the charge in 2Q05 to increase the reserve for certain private litigation of CHF 960 m before tax

4) Includes the charge in 4Q05 of CHF 630 m before tax in relation to the change in accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee’s eligibility for early retirement

Pre-tax income 1)

CHF m

8%

23%

0%

28%

3)

3)

271%

2004

2005

4)

196%

Private Banking – strong annual result and good
momentum in the business

616

685

581

728

1Q05

4Q04

2Q05

3Q05

4Q05

653

2005

2004

2,473

2,647

Net income

CHF m

6%

(10%)

7%

Private Banking – higher revenues and increased
expenses in key strategic growth markets in 2005

7,729

7,170

2004

2005

4,431

4,143

2,021

1,717

1,125

993

4Q04

3Q05

4Q05

1,986

1,162

Cost/income ratio

57.8%

57.3%

58.5%

55.7%

57.8%

17%

16%

8%

7%

Revenues and operating expenses

CHF m

Net revenues

Total operating expenses

Private Banking –
strong net new asset inflows across all regions

26.4

7.0

12.8

602

564

539

659

1Q05

2Q05

3Q05

4Q05

42.7

637

8.6

Annual growth rate:

7.9% in 2005

5.2% in 2004

14.3

2004

2005

1Q05

4Q04

2Q05

3Q05

4Q05

62%

22%

Net new assets

CHF bn

Assets under management

CHF bn

Net revenues

CHF m

Gross margin

bp

Average assets under management

CHF bn

Private Banking – strong annual gross margin but asset-
driven margin affected by lower interest income

Asset-
driven

Transaction-
driven

Other

2005

2004

536

598

2005

2004

129

79

46

4

134

82

45

7

12%

Total

1Q05

4Q04

3Q05

4Q05

126

138

128

123

131

2Q05

2005

vs ‘04

Net interest income

1,889

(2%)

Commissions and fees

5,054

7%

Trading and other

786

55%

Net revenues

7,729

8%

Corporate & Retail Banking –
strong result benefiting from a favorable credit environment

257

274

277

264

1Q05

4Q04

2Q05

3Q05

4Q05

254

2005

2004

901

1,069

Net income

CHF m

(1%)

(4%)

19%

Return on average allocated capital

18.0%

20.7%

3,458

3,348

2004

2005

2,186

2,051

879

803

551

477

4Q04

3Q05

4Q05

861

558

Corporate & Retail Banking –
higher operating expenses impact cost-income ratio

Revenues and operating expenses

CHF m

17%

7%

3%

7%

Cost/income ratio

61.3%

63.2%

64.8%

62.7%

59.4%

Net revenues

Total operating expenses

Institutional Securities – improvement in annual result
demonstrates progress in key business areas

269

540

612

1Q05

4Q04

2Q05

3Q05

4Q05

336

2005

2004

1,313

1,080

(408)

1) Excluding the charge to increase the reserve for certain private litigation of CHF 624 m after tax

216 1)

1,704 1)

Net income

CHF m

25%

(45%)

30%

1)

Institutional Securities – strong investment banking
revenues in focus business areas

718

1,126

1,163

3,328

3,864

344

498

321

745

1,620

963

930

1,751

1,183

#1 in global IPOs

#3 in global high-yield
issuance

Leading position with
financial sponsors

Best Emerging Market
Bond House 1)

Best US Leveraged
Loan House and US Loan
Trading House 1)

vs
4Q04

1) International Financing
Review, 2005

25%

3Q05

4Q04

4Q05

8%

23%

3%

73%

64%

49%

62%

2005

2004

31%

3%

(16%)

16%

Equity underwriting

Debt underwriting

Advisory and other fees

Investment banking revenues in CHF m

Comments on 2005

Institutional Securities –
improved fixed income trading revenues in 2005

1,278

1,770

3Q05

1,341

2005

2004

5,507

6,231

Strong growth in residential
mortgages

Significantly increased
origination volumes in 2005

Acquisition of mortgage
servicer SPS

Rapid growth in commercial
mortgages

Strength in Latin America and
emerging markets trading

Fixed income trading revenues

CHF m

5%

(24%)

13%

4Q04

4Q05

Comments on 2005

Institutional Securities –
improved equity trading revenues in 2005

828

1,239

4Q04

3Q05

4Q05

966

2005

2004

3,472

3,965

Leadership in Prime Services -
a top service provider for
hedge funds

#2 Global Prime Broker 1)

#1 “Best Lender” 2)

Strong performance in equity
proprietary trading

#1 in Algorithmic Trading 3)

Equity trading revenues

CHF m

17%

(22%)

14%

1) Global Custodian (2005) and Institutional Investor (2005)

2) International Securities Finance

3) Institutional Investor

Comments on 2005

Institutional Securities – higher operating expenses in 2005

Total operating expenses

CHF bn

2.6

3.4

3.3

4Q04

3Q05

4Q05

Other expenses

Compensation and benefits

2005 pre-tax margin of 7.9% /
14.4%3) (12.7% in 2004) 1)

Comp/revenue ratio for combined
IS and WAM reduced to 51.9% in
2005 (53.1% in 2004)

Other expenses impacted by
several items in 4Q05

Expense initiative underway aimed
at achieving sustainable expense
reductions

1) Pre-tax margin excluding minority interest results primarily relating to the FIN 46R consolidation.

2) Includes the charge to increase the reserve for certain private litigation of CHF 960 m before tax

3) Excluding the charge to increase the reserve for certain private litigation of CHF 960 m before tax

26%

27%

28%

11%

2005

2004

12%

13.6

11.4

3)

11%

3)

2)

Wealth & Asset Management – improvement in annual
result driven by higher investment-related gains

63

135

245

101

1Q05

4Q04

2Q05

3Q05

4Q05

182

2005

2004

530

663

Net income

CHF m

189%

80%

25%

Credit Suisse
Asset Management

Alternative Capital

1) Excluding minority interest revenues primarily relating to the FIN 46R consolidation

Private Client Services

Investment-related
gains & Other

Wealth & Asset Management – Alternative Capital and
CSAM contributed to revenue growth

588

750

772

812

Total 1)

1,010

3,242

3,539

Revenues by business in CHF m 1)

4Q04

3Q05

4Q05

2005

2004

512

204

70

224

139

20

6%

69%

0%

61%

1,935

589

265

5%

7%

0%

8%

(4%)

28%

6%

9%

  vs
4Q04

31%

24%

Net new assets 1)

CHF bn

553

529

502

482

1) Includes assets managed on behalf of other entities within Credit Suisse Group

609

Wealth & Asset Management –
increased net new asset inflows in 2005

1Q05

4Q04

2Q05

3Q05

4Q05

2005

Credit Suisse Asset Management

Alternative Capital

Private Client Services

Assets under management 1)

CHF bn

26%

6.8

4.9

(0.2)

4Q05

0.9

1.7

(3.4)

2004

1.6

3.3

(0.8)

11.5

Total

2.6

(2.3)

Winterthur Group 2005 – strengthened financial results

Increased to CHF 1.1 bn

Improved operating performance

Net income

Total
business
volume

Investment result

Capital

Investment return slightly up to 4.8%

Net realized gains up slightly to 1.2%

Up 2.9% to CHF 28.3 bn

Unit-linked business as main driver of growth

Selective underwriting in Non-Life

Shareholders’ equity increased by CHF 1.5 bn
to CHF 9.7 bn

Life & Pensions –
stable net income supported by improved risk margins

2005

2004

522

490

4Q05

4Q04

152

152

Stable net income in Q4

Stronger technical performance in 2005,
reflected by improved risk margin

Investment result improved slightly

Adverse net impact of CHF 61 m from changes in
actuarial assumptions and models in 3Q05

0%

(6%)

Net income

CHF m

Comments

3,958

3,979

4Q04

4Q05

Policyholder
deposits

Gross
premiums
written

16,777

17,685

2004

2005

Policyholder
deposits

Gross
premiums
written

Life & Pensions – continued annual growth in policyholder
deposits driven by unit-linked products

Total business volume

CHF m

3%

9%

5%

0%

1%

1%

Increase in underwriting expense due to
changes in actuarial assumptions and
models (impact of 1.2 ppts)

Strict cost management in mature
markets and investments in growth
areas

9.1

5.7

2004

2005

9.9

3.0

3.2

5.9

Under-
writing and
acquisition

Admini-
stration

1.2

Expense ratio

%

Comments

Life & Pensions – improved operational efficiency

Non-Life – selective underwriting and improved technical
performance drives increased profitability

1) Excluding a charge of CHF 242 m after tax related to the increase in the provision for contingencies relating to the sale of Winterthur International

Annual (and quarterly) comparison reflects the
increase in provisions for contingencies related to
Winterthur International in 4Q04
(CHF 242 m after tax)

Improved technical performance in all Market Units

Limited impact of catastrophic global events in
2005, reflecting withdrawal from certain risk
exposures and geographic areas

Net income

CHF m

Comments

2005

2004

448 1)

578

4Q05

4Q04

126

29%

1)

65 1)

96.6

2004

2005

100.1

24.6

24.9

72.0

75.2

Expense
ratio

Claims
ratio

Non-Life – significant operational achievements in cost and
claims management

Net premiums earned

CHF bn

Comments

Improved claims management

Continued cost management –
administration expenses further reduced

Generally favorable claims environment

Combined ratio (%)

10.4

10.3

0%

Strict underwriting to improve
profitability of new business

(0.3) ppts

(3.2) ppts

(3.5) ppts

2004

2005

199

215

238

240

Risk-weighted assets in CHF bn

12.3

12.1

10.9

11.1

BIS tier 1 ratio in %

11.3

233

Capital position

Risk-weighted assets decreased
primarily reflecting securitization
activity in the fourth quarter of 2005

26 million shares with a value of
CHF 1.4 bn repurchased since the
initiation of the program

Tier 1 ratio increased after share
repurchases and accruals related to
proposed dividend for 2005

Winterthur shareholders’ equity
of CHF 9.7 bn

1Q05

4Q04

2Q05

3Q05

4Q05

Credit Suisse Group

Comments

Segmental reporting changes to be implemented in 2006

Present historical segment results according to new structure on Tuesday, 11 April 2006

Historic annual and quarterly financials

Explanation of key movements of businesses

Analysis of changes in key performance indicators

Revised targets

Summary

Good progress achieved in 2005

Increase in revenues not fully translated into earnings

Continued focus on realizing cost efficiencies

Integrated bank will provide significant additional synergy
opportunities

Investor Relations contacts

Ian Roundell

+41 44 333 1748

ian.roundell@credit-suisse.com

Marc Buchheister

+41 44 333 3169

marc.buchheister@credit-suisse.com

Manuela Luzio

+41 44 332 6098

manuela.luzio@credit-suisse.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

By:	/s/ Urs Rohner
(Signature)*
General Counsel

/s/ Charles Naylor
Head of Corporate Communications

Dated: February 15, 2006

*Print the name and title under the signature of the signing officer.